FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 20, 2008

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 20, 2008 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Stock Code：2311
NYSE：ASX

ASE	ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Notice and Agenda

Of

2008 Annual Shareholders’ Meeting

June 19, 2008

Summary Translation

Meeting Notice

(Summary Translation)
B1, 8, Tunghsing St., Sungshan District, Taipei City 105
President Securities Corp., Department of Stock Affairs Agency
Stock Affairs Agent for Advanced Semiconductor Engineering, Inc.
Exclusive line for stock affairs agency: (02) 2746-3797 (Representative Line)
Website: http://www.pscnet.com.tw

To: Shareholder ___________

Coupon 1

Please Note:

●	Souvenir for shareholders this year will be: Mickey Mouse Cups.
In case the quantity is not sufficient and adequate, an alternative of equal value will be distributed.
●
You may pick up the souvenir from June 2-19, 2008 at President Securities Corp., of 8, Tunghsing St., Sungshan District, Taipei City 105 or 26, Ching 3rd Road, NEPZ, Kaohsiung City from 8:30 a.m. to 4:30 p.m. except Sundays and holidays.

●	If you plan to attend the meeting in person on June 19, 2008, you may pick up the souvenir at the meeting site. There shall be no distribution of the souvenir after the meeting is over.
●	You may enquire about the souvenir-related information at the exclusive souvenir area on the website of President Securities Corp. at http://www.pscnet.com.tw.
●
If you are unable to attend the Shareholders’ Meeting and wish to consign the trustee agent Department of Stock Affairs Agency, President Securities Corp. to attend on your behalf, you may hand in your proxy, signed or affixed with seal, from June 2-13, 2008 from 8:30 a.m. to 4:30 p.m. to 8, Tunghsing St., Sungshan District, Taipei City 105; Tel. 02-2746-3797 in exchange for the souvenir. The souvenir will not be distributed at any other time.

Coupon 2
97  Notice for Attendance in Person
To: Advanced Semiconductor Engineering, Inc.

Please note that I shall personally attend the 2008 Shareholders’ General Meeting on June 19, 2008 and you may please send me the Sign-in Card. Thanks.

Shareholder No.:	If proxy is consigned, please endorse on the back.
Shareholder Name:
Please sign here if you are to attend the meeting in person.
Serial No.:	Checked and Verified by:

Coupon 3
This Sign-in Card will become null and void without the registration seal by the Company’s stock affairs agent.
2008 Shareholders’ General Meeting of
Advanced Semiconductor Engineering, Inc.

97     ☐ To attend in person    Sign-in Card
          ☐ By proxy
Time: Thursday, June 19, 2008, 10:00 a.m. sharp
Venue:   Chuang-ching Hall,
      600, Chia-chang Rd., NEPZ, Nantz Dist.,
      Kaohsiung City

Shareholder No.: Number of Shares Held:
Addressee: Shareholder Name: Mailing Address of Shareholder: Name of Agent: Mailing Address of Agent:
Serial No. of Attendance:	Approved by:

Coupon 4
Advertisement Reply
Taiwan Northern Post Office Administration Registration Permit
Pei-Shih-Tzu-#3577

(No Postage Necessary)

Sender: __________
_F, _, Alley _____, Lane _____, __________Rd./Street, Sec. ___, __________Village/Borough, ______ Urban Township/Rural Township/District, ________County/City

02	Advanced Semiconductor Engineering, Inc.
Attn: Stock Affairs Agent
President Securities Corp.
Department of Stock Affairs Agency
B1, 8, Tunghsing St., Sungshan District, Taipei City 105

Coupon 5
Notice for Meeting

To: Shareholder ___________

1.
Please note that we are scheduled to hold the 2008 Shareholders’ General Meeting on Thursday, June 19, 2008 at 10:00 a.m. at Chuang-ching Hall, 600, Chia-chang Rd., NEPZ, Nantz Dist., Kaohsiung City. Major contents of the meeting shall be:

	1.1	Status Report:
		1.1.1	Business report of 2007
		1.1.2	Report by supervisors on review of the 2007 financial statements.
		1.1.3	Report on total sum of endorsement for guarantee and amount of loans to other parties.
		1.1.4	Report on implementation of indirect investment on Mainland China by the Company.
		1.1.5	Report on the Rules of Procedure for the Board of Directors Meeting has set up.
	1.2	Matters for ratification:
		1.2.1	Ratification of 2007 final financial statement.
		1.2.2	Ratification of proposal for 2007 earnings distribution proposal.
	1.3	Matters for discussions:
		1.3.1	Discussions of issuance of new shares by capital increase from surplus and employee bonus.
1.3.2
Discussions of authorization to the board of directors to opt at the most optimal time for capital increase in cash from participation in issuance of GDR, or conduct capital increase in cash at home, or issue domestic convertible bond or ECB overseas.

		1.3.3	Discussions of the revision case for the Procedure for Acquisition or Disposal of Assets.
		1.3.4	Discussions of revision of Guidelines for the Election of Directors and Supervisors.
		1.3.5	Discussions of revision of the Company’s Articles of Incorporation.
		1.3.6	Discussions of revision of the Company’s restrictions on investment in Mainland China.
	1.4	Other motions and extempore motions.

2.
The following explains how the 2007 earnings was distributed: NT$9,854,450,540 for shareholders’ bonus, NT$1.8 per share, of which NT$9,361,728,020 was in cash, NT$1.71 for each share, the remaining NT$492,722,520 was by stocks, or 9 shares of stock dividend for each and every 1,000 shares as non-remunerative surplus-turned capital increase. Additionally, the Company plans to implement a capital increase out of capital reserves of NT$1,094,938,940, i.e., 20 shares of stock dividend as capital reserve-turned capital increase for each 1,000 shares held, and the total amount of dividends for this shareholder distribution is NT$2 per share, which includes a cash dividend of NT$1.71 per share and a stock dividend of NT$0.29 per share. With respect to the above-mentioned cash dividend rate and stock dividend rate for shareholders’ bonus, the calculation was based on the 5,474,694,749 shares registered in the roster of the Company’s shareholders at March 20, 2008. Later, if ECB holders exercise their rights to convert the bond into the Company’s shares, or employees opt to implement the Employee Stock Option warrants to subscribe new shares, or the Company issues new shares for a cash capital increase, or the Company buys back the Company’s stocks, or the Company assigns or cancels the treasury stocks, which affect the number of shares that the Company may distribute and the fluctuation of shareholders’ cash dividend rate and stock dividend rate require rectification, the shareholders’ meeting will be requested to authorize the board of directors to make the adjustment at its discretion.
3.	According to Article 165 of The Company Act, stock transfer shall be discontinued from April 21, 2008 to June 19, 2008.
4.
Apart from the public announcement, this is the letter of invitation attached with one copy each of the Notice for Attendance of the Shareholders’ General Meeting and proxy. You are cordially requested to save your calendar for this meeting. If you are to attend the meeting in person, please report to the site on the date of meeting by filling out Coupon 2 the Notice for Attendance in Person and Coupon 3 Sign-in Card. If you wish to consign an agent to attend on your behalf, please send back Coupon 6 Proxy and Coupon 3 Sign-in Card in its full form, duly filled out, to the Company’s stock affairs agent, President Securities Corp. with attention to Department of Stock Affairs Agency 5 days prior to the meeting. Once the signature or seal is verified, the Company’s stock affairs agent will send back the Sign-in Card with the registration seal affixed to you your agent for attending the shareholders’ general meeting.

5.
If any shareholder wishes to enlist proxies, the Company will produce a general checklist stating therein the information of the solicitor and the soliciting information on May 16, 2008 to be disclosed on the website http://free.sfi.org.tw Any investor who wishes to make an enquiry may key in directly the website and surf to Free Enquiry System for Announced Information Related to Proxy. All visitors need is to click on the right-hand side the Entry for Enquiry About the Announced Information on Proxy for Meeting and input the enquiry condition.

6.	If there is an election on the Agenda of this Company Shareholders’ Meeting, the Proxy information verification institution will be the Department of Stock Affairs Agency, President Securities Corp.
7.	This is for your information and please act accordingly.

The Board of Directors (with seal)
Advanced Semiconductor Engineering, Inc.

Coupon 5
Instructions for use of the Proxy

1.	The proxy is provided in two different forms and shareholder may opt to choose one for use. However, if two forms are used simultaneously, it shall be deemed as carte blanche.
2.
Before solicitation for proxy is made by other party, shareholders are advised to ask the solicitor to provide the information on the written and advertising contents or consult with the Company-compiled general information of the solicitor’s written and advertising contents in order to fully understand the background information of the solicitor and the candidate to be elected as well as the opinion toward the agenda by the solicitor.

3.	If the trustee agent is not a shareholder, he/she should fill out his/her ID number or the uniform serial number in the Shareholder A/C Column.
4.	If the solicitor is a trust business or service agency institution, please fill out the uniform serial number in the Shareholder A/C Column.
5.	All other matters related to the agenda shall be conducted by the instructions herein provided.
6.
Once the proxy has been delivered to the Company and the shareholder wishes to personally attend the meeting, the concerned shareholder should notify the Company in writing at least one day prior to the shareholders’ meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.

7.
The Company has appointed President Securities Corporation of B1, 8, Tunghsing St., Sungshan District, Taipei City 105, Tel. (02) 2746-3797, as shareholders’ trustee agent for the forthcoming shareholders’ meeting. Shareholders who ratify or endorse the motions proposed by the board of directors may, if they are not able to attend the meeting, sign or affix the seal on the proxy in the trustee section and tick ✓ for matters consigned on the ratification and endorsement columns of Format II. 1) Ratification of 2007 final budget statement; 2) Ratification of surplus distribution proposal for 2007; 3) Discussions of issuance of new shares for capital increase from surplus, employee bonus, and capital reserves; 4) Discussions of authorization to the board of directors to opt at the most optimal time for capital increase in cash from participation in issuance of GDR, or conduct capital increase in cash at home, or issue domestic convertible bond or ECB overseas; 5) Discussions of the revision case for the Handling Procedure for Acquisition or Disposal of Assets; 6) Discussions of revision of Guidelines for the Election of Directors and Supervisors; 7) Discussions of revision of the Company’s Articles of Incorporation; and 8) Discussions of revision of the Company’s restrictions on investment in Mainland China and consignment of President Securities Corp. as the trustee agent.
8.	See Coupon 6 for the format of the proxy.

Coupon 6
If you wish to consign an agent to attend the meeting on your behalf, please fill out this coupon and send it back.

Stock Code No.: 2311

P R O X Y				Serial No,	02 ASE
Format 1	Format 2	Shareholder A/C No.	Number of shares held	Signature or Seal
Name or Title
		Solicitor		Signature or Seal
Account No.
Name or Title
		Agent Consigned		Signature or Seal
Account No.
Name or Title
ID No.
Address
Serial No.:             Checked and Verified by:

Format I

1.
____________ ( the trustor must fill out in person and it can not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the 2008 Shareholders’ General Meeting to be held on June 19, 2008, representing the undersigned shareholder to exercise the rights of shareholders with regard to the matters in the agenda and may at his/her discretion handle the extempore motions in the meeting.

2.	Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only).

To: Advanced Semiconductor Engineering, Inc.

Date of authorization: __________

Format II

1.
____________ ( the trustor must fill out in person and it can not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the 2008 Shareholders’ General Meeting to be held on June 19, 2008, representing the undersigned shareholder to exercise the rights and opinion of shareholders with regard to the matters in the agenda and may at his/her discretion handle the extempore motions in the meeting.

	1.1	Ratification of 2007 final financial statement.
☐ 1.Ratify ☐ 2. Oppose ☐ 3. Abstain from voting
	1.2	Ratification of 2007 earnings distribution proposal.
☐ 1. Ratify ☐ 2. Oppose ☐ 3. Abstain from voting
	1.3	Discussions of issuance of new shares for capital increase from surplus, employee bonus, and capital reserves.
☐ 1. Ratify ☐ 2. Oppose ☐ 3. Abstain from voting
1.4
Discussions of authorization to the board of directors to opt at the most optimal time for capital increase in cash from participation in issuance of GDR, or conduct capital increase in cash at home, or issue domestic convertible bond or ECB overseas.

☐ 1. Ratify ☐ 2. Oppose ☐ 3. Abstain from voting
	1.5	Discussions of the revision case for the Handling Procedure for Acquisition or Disposal of Assets.
☐ 1. Ratify ☐ 2. Oppose ☐ 3. Abstain from voting
	1.6	Discussions of revision of Guidelines for the Election of Directors and

Supervisors
☐ 1. Ratify ☐ 2. Oppose ☐ 3. Abstain from voting
	1.7	Discussions of revision of the Company’s Articles of Incorporation
☐ 1. Ratify ☐ 2. Oppose ☐ 3. Abstain from voting
	1.8	Discussions of revision of the Company’s restrictions on investment in Mainland China
☐ 1. Ratify ☐ 2. Oppose ☐ 3. Abstain from voting
	1.9	Other motions and extempore motions.
2.	If this shareholder has not ticked any of the above motions, it shall mean ratification or endorsement of each and every motion.
3.	The agent of this shareholder may have the right at his/her discretion to handle any extempore motions in the meeting.
4.	Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only).

To: Advanced Semiconductor Engineering, Inc.

Date of authorization: __________

Meeting Agenda

Contents
Meeting Procedure		1
Meeting Agenda		2
Status Reports		3
Matter of Ratification		5
Matter of Discussions		7
Other Proposals and Extempore motions		13

Attachments:

I	2007 Business Report	14

II	Supervisors' Report final Financial Statement	18

III	Table of Comparison of Revised Procedure for the Report on the Company’s legislation of Rule of Procedure for the Board of Directors Meeting	19

IV	CPA Audit Report and 2007 Financial Statement	26

V	Table of Comparison of Revised Procedure for the Company’s Acquisition or Disposal of Assets	48

VI	Table of Comparison of Revised Procedure for the Company’s Guidelines for the Election of Directors and Supervisors	50

VII	Table of Comparison of Revised Articles of the Company’s Incorporation	52
Appendixes:

I	Rules of Procedure for Shareholders’ Meeting	55

II	Articles of Incorporation (before revision)	58

III	Status of Holdings by Directors and Supervisors	63

IV	Status of Distribution of Bonus to employees and Remuneration for Directors and Supervisors under the Profit Distribution Proposal Approved by the Board of Directors	64

V	Impact upon Business Performance and EPS Resultant from Non-remunerative Share Allotment this time	65

Advanced Semiconductor Engineering, Inc.

2008 Annual Shareholders’ Meeting

MEETING PROCEDURE

1.  Meeting called to order (announcing respective holding of shareholders present)

2.  Chairperson's opening remarks

3.  Status report

4.  Matters for ratification

5.  Matters for discussions

6.  Other Proposals and extempore motions

7.  Meeting ended.

Advanced Semiconductor Engineering, Inc.

2008 Annual Shareholders’ Meeting Agenda

1.    Time: Thursday, June 19, 2008 at 10 a.m.

2.    Place: Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City

3.    Present : All shareholders and proxies

4.    Chairperson's Remarks

5.    Status Report

1.    2007 Business Report
2.    Supervisor’s Report on 2007 final financial statements
3.    Report on total amount for endorsement, guarantee and amount of loans to third parties.
4.    Report on the Company’s indirect investment on Mainland China and the implementation thereof.
5.    Report on the Revision of the Rules of Procedure for the Board of Directors Meeting.

6.    Matters for Discussions

Item 1:	Ratification of the Company's 2007 final financial statements
Item 2:	Ratification of the Company's 2007 earnings distribution proposal

7.    Matters for Discussions

Case 1:	Discussions of issuance of new shares for capital increase by retained earning, employee bonus, and capital reserve.
Case 2:
Discussions of authorizing the Board to opt at the optimal time for capital increase in cash by joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB  to raise fund.

Case 3:	Discussions of revision of Procedure for Acquisition or Disposal of Assets.
Case 4:	Discussions of revision of Guidelines for the Election of Directors and Supervisors.
Case 5:	Discussions of revision of Articles of Incorporation
Case 6:	Discussions of revision of the Company’s restrictions on investment in Mainland China.

8.    Other Proposals and Extempore Motions

9.    Meeting ended

Status Report

1.    The Company's 2007 Business Report (proposed by the Board of Directors)
Explanation: Please see Attachment I for the 2006 Business Report attached to this Agenda Manual.

2.    Supervisors' Report on 2006 Actual Budget (proposed by the Board of Directors)
Explanation: Please see Attachment II for the Supervisors’ Report attached to this Agenda Manual.

3.    Report of the Company's aggregate amount of endorsements and guarantees and amounts of loans extended to others as of December 31, 2007 (proposed by the Board of Directors)
Explanation: 1.Details of the Company's amounts of endorsements and guarantees as of December 31, 2007 are as follows:

Unit: NT$1,000
Warrantee	Relationship	Amount Guaranteed
ASE (Shanghai) Inc.	A great grand-son company that an ASE subsidiary has indirect holdings of 100%	4,671,792
ASE Test Finance Limited	A great grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	2,530,554 (Note)
Omniquest Industrial Limited	A subsidiary the Company has direct holdings in excess of 50%	71,375
Grand Total		7,273,721

Notes: This is the Company’s joint guarantee for a syndicate loan of US$78,000,000 for subsidiaries ASE Test Finance Ltd. and ASE Test Ltd.

2.     At the time of writing, the company does not have loans granted to others.

4.    Report on the Company’s indirect investment on Mainland China (proposed by the Board of Directors)

Explanation:

The following depicts the newly added indirect investment out of the Company’s own reserves on Mainland China via third countries in 2007:

Approval No. by Investment Commission, MOEA	Name of company on Mainland China being invested	Amount approved
Ching-Shen-Er-Tze-#0960007247 dated 07.02/2007	Suzhou ASEN Inc.	US$21.6 million

5.    Report on the Revision of Company’s legislation of the Rules of Procedure for the Board of Directors Meeting (proposed by the Board of Directors)

Explanation:

1. In order to meet the requirements set forth by the revised Regulations Governing Procedure for Board of Directors Meetings of Public Companies issued by the Financial Supervisory Commission, Executive Yuan on January 11, 2008, the Company’s board of directors adopted the resolution on January 30, 2008 to revise a portion of the articles of the Rules of Pr ocedure for the Board of Directors Meeting.

2. For details for the Table of Comparison for the Company’s Revised Official Business Rules on Discussions by the Board of Directors, please refer to Attachment III to this Agenda Manual.

Matters for Ratification

Item 1  (proposed by the Board of Directors)

Proposal:	Please ratify the Company's report on 2007 final financial statements.
Explanation:
1. The Company's 2007 financial statements have been audited and attested by Deloitte & Touche and reviewed by the Supervisors.
2. Please ratify the financial statements (see Attachment IV to this Agenda Manual for details) and the 2007 Business Report (see Attachment I to this Agenda Manual for details).

Resolution:

 Item 2  (proposed by the Board of Directors)

Proposal:        Please ratify the Company’s 2007 proposal for earnings distribution.

Explanation:    The Board of Directors has drafted the Company’s 2007 proposal for surplus distribution as shown in the table below in accordance with The Company Act and the Company’s Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc.
2007 Surplus Distribution Proposal
Unit: NT$
Items	Amount
Amount available for distribution
1. Accumulated losses from the previous year	$ 34,460,889
Plus net profit for this year	12,165,248,109
Total:	$ 12,199,708,998
Items for distribution:
1. Appropriation of legally earned surplus reserve	$ 1,216,524,811
2. Appropriation of remuneration for directors and supervisors	216,000,000
3. Appropriation of employee bonus (Note 1)	766,410,000
4. Distribution of shareholders’ bonus (Note 2)	9,854,450,540
5. Undistributed earnings carried over to next fiscal year	146,323,647
Total	$ 12,199,708,998

Note 1:    Of the NT$766,410,000 employee bonus appropriated this time, NT$383,205,000 was distributed in cash and the remaining NT$383,205,000 was distributed in stocks, processing for issuance of 38,320,500 new shares for capital increase by employee bonus.

Note 2:    The shareholders’ bonus distributed this time totaled NT$9,854,450,540 NT$1.8 per share, of which NT$9,361,728,020 was distributed in cash, cash dividend of NT$1.71 per share and the remaining NT$492,722,520 was distributed in stocks, i.e., 9 shares of stock dividend as gratuitous surplus-turned capital increase for each 1,000 shares held. Additionally, the Company plans to implement a capital increase out of capital reserves of NT$1,094,938,940 i.e., 20 shares of stock dividend as capital reserve-turned capital increase for each 1,000 shares held, and the total amount of dividends for this shareholder distribution is NT$2 per share, which includes a cash dividend of NT$1.71 per share and a stock dividend of NT$0.29 per share. With respect to the above-mentioned cash dividend rate and stock dividend rate, the calculation was based on the 5,474,694,749 shares registered in the roster of shareholders as of March 20, 2008.  Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate and stock distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

Resolution:

Matters for Discussions

Item 1  (Proposed by the Board of Directors)
Proposal:	Please discuss the issue of issuance of new shares for capital increase by surplus, employee bonus, and capital reserves.
Explanation:
1.    In conjunction with the plant expansion plan, the Company contemplates to use the shareholders’ bonus of NT$492,722,520 and employee bonus of NT$383,205,000 totaling NT$875,927,520 due for distribution in 2007 for capital increase of 87,592,752 shares at NT$10 par value.

2.    It is additionally planned to allocate NT$1,094,938,940 from capital reserves for capitalization, and capitalizing share premium capital reserves will take precedence in the aforementioned capitalization of capital reserves.

3.    New shares allocation method: In the previous items 1 and 2, a capital increase of a total of NT$1,970,866,460 is planned, with an issuance of 197,086,646 new shares, calculated according to the 5,474,694,749 shares registered in the Company’s roster of shareholders as of March 2008, with 9 shares of stock dividend as gratuitous surplus-turned capital increase and 20 shares of stock dividend as capital reserve-turned capital increase for a total of 29 shares for each 1,000 shares held by shareholders. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate and stock distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly. Shareholders are advised to consolidate the odd share of less than one share to make up one share by their own means for registration within 5 days as of the base date for distribution of new shares. Where the insufficient and inadequate part will be paid in cash by the par value. The board of directors has authorized the chairman to assign a specific person to purchase odd shares of less than one share. In addition, distribution of new shares for employee bonus-turned capital increase, the Company’s by laws and the Company’s Measures Concerning Distribution of Employee Bonus shall govern.

4.    The rights and obligations of new shares shall be equal to the older ones.

5.    Ex-rights base date: It shall be set separately, pending resolution passed by the shareholders’ meeting and approval by the competent regulatory authority.

6.    The plant expansion plan by the capital increase of this time shall be completed by December 2011. Implementation of such plan is expected to enhance he Company’s competitiveness, elevate the benefit of operation efficiency and is passively beneficial to the shareholders’ equity. If the competent regulatory authority deems it necessary to change any of the various items set for this capital increase case, or changes must be made to meet the objective environment, the board of directors is authorized to act at its discretion.

Resolution:

Item 2   (Proposed by the Board of Directors)
Proposal:

To meet the requirements for larger production capacity in future the Company needs to enrich its operation capital in order to repay bank loans or the needs for other long-term development use, thereby enabling the fund-raising channels more diversified and flexible. As such, the shareholders’ meeting is requested to authorize the board of directors to opt at the optimal time, depending on the market situation and the status of capital needs of the Company and in accordance with existing laws and regulations, for capital increase in cash by issuing common shares or joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB to raise fund. The case is being presented for discussions.

Explanation:
1.    The principles to authorize the board of directors to issue new common shares and GDR for capital increase in cash shall be as follows:

1.1  Issuance of common shares in the form GDR for capital increase in cash shall be limited to 500,000,000 shares only. The shareholders’ meeting shall authorize the board of directors and the chairman of the board to make the adjustment by the market condition and issue the authorized GDR’s all at once.

1.2  In conducting issuance of new shares in the form of GDR for capital increase in cash, the issuance price shall be by the rules set forth in the Self-discipline Rules Concerning Subscription and Issuance of Securities by the Issuing Company Member Underwriters Have Assisted in the Process, i.e., the issuance price shall not be lower than the closing price of the Company’s common stock at the domestic open market. Take the simple arithmetic mean of the closing price of the common share on the first, third and fifth day prior to the price-setting day, minus 90% of the average stock price after gratuitous ex-rights and ex-interest, then comes the price for the new issue. However, the price-setting method may be duly adjusted if related domestic laws and regulations are updated. Since the stock price at home has often experience drastic volatility in the short run, the chairman of the board is authorized to set the actual issuance price within the above-mentioned price range, after having consulted with underwriter taking into consideration the international general practice, international capital market, domestic market price, the overall subscription status so as to make the offering price attractive to overseas investors. Consequently, the price-setting method should be reasonable. Additionally, the deciding method for the issuance price of GDR is based on the fair trading price of common shares at the domestic open market whereas the original stockholder may purchase the common shares at domestic stock exchange at the price close to the issuance price of the GDR, without bearing the exchange rate risk and liquidity risk. Moreover, the tranche of issuance of new shares and GRD for capital increase in cash do not affect much of the shareholders’ equity as the highest dilution ratio in relation to the original shareholders’ equity stands only at 9.13%.

1.3 10% of common shares issued for capital increase in cash shall, according to Article 267 of The Company Act, be reserved for subscription by company employees and the remaining 90% will be fully appropriated for open issuance as the securities for GDR as the original shareholders have waived their rights for subscription in accordance with Article 28-1 of the Securities Trading Act.  For the part that employees have not subscribed, the chairman of the board is authorized to contact specific party for purchase or, depending on the market requirements, list as the original securities for participation in the issuance of GDR.

1.4 The proceeds for capital increase in cash from subscription to the GDR shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

1.5 The board of directors is authorized to set the major contents of the capital increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, source of capital, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR.

1.6 Once the plan for capital increase in cash is approve d by the competent regulatory authority, the board of directors will be authorized to proceed with matters related to issuance of new shares.

1.7 If the agreement on issuance time, issuance condition, issuance volume, issuance amount of capital increase in cash and participation in issuance of GDR as well as other matters related to capital increase in cash and participation in issuance of GDR needs update in future due to the decision by the competent regulatory authority and on the basis of operation evaluation, or the needs of objective environment, the board of directors shall be authorized to handle at its full discretion.

1.8 In conjunction with the issuance method of common shares for capital increase in cash and participation in GDR issuance, the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the participation in the issuance of GDR as well as handling all needed matters related to the participation in the issuance of GDR.

1.9 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

2.    The principles to authorize the board of directors to conduct capital increase in cash at home shall be as follows:

2.1 Number of new shares issued for capital increase in cash shall not be in excess of 500,000,000 shares.

2.2 The par value of the new shares for capital increase in cash shall be NT$10 each. Actual issuance price shall be by related rules set forth in the Self-discipline Rules Concerning Subscription and Issuance of Securities by the Issuing Company Member Underwriters Have Assisted in the Process and the market condition at the time of issuance. The chairman of she board and the underwriter may reach an agreement on the issuance in consideration of all the conditions mentioned above, which shall be subject to the approval by the competent regulatory authority before the issuance.

2.3 The issuance method of new shares for the capital increase in cash shall be by price enquiry and selected purchase. With the exception of 10%-15% reserved for employees as required by Article 267 of The Company Act, the rest will be offered for public issuance as all original shareholders have waived their rights to subscribe according to Article 28-1 of the Securities Trading Act. In addition, if the Company’s employees have not subscribed sufficiently and adequately or waived the right to subscribe, the chairman may contact specific party for purchase.

2.4 The proceeds for capital increase in cash from subscription to the GDR shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

2.5 The board of directors is authorized to set the major contents of the capital increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR.

2.6 Once the plan for capital increase in cash is approve d by the competent regulatory authority, the board of directors will be authorized to set the base date for capital increase.

2.7 With respect to the manner of issuance as mentioned in Section 2.3 above, the board of directors is authorized to make the amendment at its full discretion if amendment becomes necessary due to update of laws or regulations or the objective environment dictates the amendment.

2.8 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

3.    The principles to authorize the board of directors to conduct capital increase in cash by issuance of convertible corporate bond at home and ECB overseas:

3.1 Estimated number of shares for conversion: Not to exceed the number of shares registered in the application for update of the Company’s profit-seeing registration card.

3.2 Time of issuance: It depends on the capital needs by the Company and the market condition.

3.3 Interest rate: In principle, it shall be by the market interest rate then prevailing in the marketplace and reasonable, if possible.

3.4 Issuance duration: It depends on the capital needs by the Company

3.5 Issuance condition: Subject to negotiation with the lead underwriter and existing laws and regulations.

3.6 The proceeds from subscriptions to the domestic convertible corporate bond and ECB overseas shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

3.7 The board of directors is authorized to set the issuance measures, amount of fund raised, plan items, estimated progress as well as estimated probable effect generated.

3.8 In conjunction with the issuance of the convertible corporate bond the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the issuance of the convertible corporate bond as well as handling all needed matters related to the issuance of the convertible corporate bond.

3.9 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

Resolution:

Item 3  (Proposed by the Board of Directors)
Proposal:	Please discuss the revised version of the Company’s Procedure for Acquisition or Disposal of Assets.
Explanation:
1.    To increase the flexibility of the Company’s long and short term investing, the Company’s board of directors had passed a result on March 31, 2008 to revise Article 7 of the Company’s Procedure for Acquisition or Disposal of Assets.

2.    For details of the table of comparison of the revised provisions of the Procedure for Acquisition or Disposal of Assets, please refer to Attachment V to this Agenda Manual. Your consent is solicited.

Resolution:

Item 4  (Proposed by the Board of Directors)
Proposal:	Please discuss the revised version of the Company’s Guidelines for the Election of Directors and Supervisors.
Explanation:
1.    In order to meet the requirements set forth by the Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies announced by the Financial Supervisory Commission, Executive Yuan on March 28, 2006, it is planned to revise a portion of the articles of the Company’s Guidelines for the Election of Directors and Supervisors. The Company’s board of directors had passed a result on March 31, 2008 to revise the Company’s Guidelines for the Election of Directors and Supervisors.

2.    For details of the table of comparison of the revised provisions of the Guidelines for the Election of Directors and Supervisors, please refer to Attachment VI to this Agenda Manual. Your consent is solicited.

Resolution:

Item 5  (Proposed by the Board of Directors)
Proposal:	Please discuss the revised version of the Company’s Articles of Incorporation.
Explanation:
1.    In order to meet the requirements set forth by the Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies announced by the Financial Supervisory Commission, Executive Yuan on March 28, 2006, and to meet the operation needs of the Company, part of the provisions of the Company’s Articles of Incorporation are suggested for revision.

2.    Please refer to Attachment VII to this Agenda Manual for the table of comparison of the revised Articles of Incorporation. Your consent is solicited.

Resolution:

Item 6  (Proposed by the Board of Directors)
Proposal:	Please discuss the revised version of the Company’s restrictions on investment in Mainland China
Explanation:
1.    On July 11, 2000, by resolution of the Shareholders’ Meeting, the Company gave the Board of Directors full authorization to handle matters related to the Company’s investments and technical cooperation in Mainland China within the limit of 20% of paid-up capital or net value, whichever is higher. On June 30, 2005, by resolution of the Shareholders’ Meeting, the Company raised the aforementioned authorized limit for investment in Mainland China to the accumulated investment amount that does not exceed the investment amount or ratio of investment set in the Review Principles for Investment or Technical Cooperation in Mainland China announced by the government. (The investment limits are a limit of a 40% ratio of investment for investments with a net value of less than 5 billion NT$, a limit of a 30% ratio of investment for investments with a net value between 5 billion NT$ and 10 billion NT$, and a limit of a 20% ratio of investment for investments with a net value over 10 billion NT$.)

2.    To meet the Company’s operational and business development needs, and in consideration of the announced March 11, 2008 revision of the aforementioned Review Principles for Investment or Technical Cooperation in Mainland China, the basis of calculation of the investment limit mentioned in the previous item is to be revised from the original “net value” to “net value or consolidated net value.” It eases the regulation that, when increasing domestic investment, the upper limit of the accumulated amount of investment in Mainland China shall include 40% of the new increase in domestic investment amount in the subsequent year for investors who have exceeded the limit of their accumulated amount of investment in Mainland China or that will exceed the limit when the current application’s investment (capital increase) amount is included. It is planned to revise the Company’s aforementioned limits to investment in Mainland China to give full authority to the Board of Directors to handle matters related to the Company’s investments and technical cooperation in Mainland China according to the regulations of the Review Principles for Investment or Technical Cooperation in Mainland China.

Resolution:

Other Proposals and Extempore motions

Meeting Ended

■Attachment I

Business Report

2007 results represented a fluctuating year for ASE, consistent with the entire semiconductor market. Overall electronics industry growth was better than forecasted in the first half of the year, but weakened during the second half as uncertainty over a potential economic recession grew. Soaring oil prices, lower consumption, and the sub-prime mortgage of the USA added to global market concerns. According to IEK ITIS, the value of Taiwan’s IC packaging industry in 2007 increased 8.2% year over year to NT$228 billion, but it represented the lowest level of annual growth since 2001. In addition, the value of Taiwan’s test industry in 2007 grew only 10.7% to NT$102.3 billion, with further growth hindered by the continued fall of DRAM and Flash test prices.

Signs indicate that a readjustment of the global economy has begun and the shift of economies is significant. Industrialized countries are facing slow economic growth, while the performance of newly industrialized economies has grown in recent years with this growth trend expected to continue as investment increases in these specific regions. Facing the uncertainty of the macro economy and semiconductor market this year, one thing certain is our commitment to cost, quality, and partnerships with key customers. We will exercise caution using limited capital, but will make the best strategic investments on behalf of our customers. With continued focus on our core businesses, we will make the necessary changes to create a win-win operation model for excelling growth and profits.

The following report shows our operational status in the past year.

Report on Operations in Fiscal 2007

1.  Accomplishment of Business Plan for Fiscal 2007

Our revenue in 2007 grew to NT$101.2 billion, representing an increase of less than 1% (NT$800 million) growth over 2006. As many world-leading semiconductor companies ramped up operations in China, IC packaging and test companies likewise expanded capacity and product portfolios. Revenues for our China assembly and test operations grew in 2007, and we expect to see continued growth in 2008 as ASE works with all our customers to offer high volume, lower cost manufacturing. Our package portfolio in China is still not complete; however, we have launched some major initiatives in order to compete and eventually provide a complete product portfolio. One such initiative was the completion of an assembly and test joint venture (ASEN) with NXP Semiconductors, the independent semiconductor company founded by Philips, which was approved by the Investment Commission of the Ministry of

Economic Affairs (MOEAIC). ASEN combines ASE’s expertise in assembly and test with NXP’s technology know-how and innovative processes. Overall, ASE’s China operations deliver strong value across the entire semiconductor industry chain, helping customers to optimize their assembly and test, shortening their time to market and ensuring high quality, cost-effective products.

2.  Budget performance

No financial forecast was disclosed in 2007.

3.  Analysis of financial accounts and profitability

By the end of 2007, the paid-in capital was $54,475,589 thousands and the shareholder equity was $75,173,361 thousands, commanding 74% of the total assets amounting to $102,045,382 thousands. The long-term capital to fixed assets ratio was 286%, indicating a significant improvement in the financial ratio from last year, while the financial structure and debt re-payment capacity remained stable. Operating income and profit after tax for 2007 were NT$10,680,296 thousands and NT$12,165,249 thousands respectively; and the overall operating results and profitability reduced slightly due to volatile market conditions and recession concerns.

4.  R&D overview

As a result of dedicated R&D investment, we successfully developed the following new technologies: DDR2 800 packaging and testing solutions, 65nm copper process/lead-free flip-chip package and wire bonding package for low-k wafers, 65nm copper process/stacked chip scale package (SCSP) for low-k wafers, wafer via technology, laser wafer cut technology, 0.7 mil wire bonding package technology, Bluetooth module technology, WiFi module technology, copper wire bonding package technology, and outer lead flip-chip Map PoP stacking technology.

In 2007, we were also the first IC packaging and test provider in Taiwan to receive the Green System Certificate of QC080000. Our chemistry laboratory received RoHS certification from the TAF in November 2007, and began to provide internal RoHS packaging services. These achievements are testament to our commitment to the design, R&D, manufacture and production of green products, environmental safety, and quality assurance.

Business Plan for 2008 in summary

1.	Operating policy
1.1	Provide customer with services of “ultimate quality”
1.2	Create long-term and stable profits for the organization and customers
1.3	Create prosperity with suppliers together

1.4	Develop employees to be elite in respective areas
1.5	Treat employees “in a fair and reasonable manner”
1.6	Provide employees with a “harmonious, happy and open” work environment
1.7	Maintain flexibility in operations

2.  Projects sales volume and references

In light of current industry dynamics, future market demand and ASE’s capacity, the projected sales volume for 2008 is as follows:

Item	Project Sales
Package	Approx. 4.1 billion chips
Test	Approx. 800 million chips

3.  Important production and sales policies

As packaging and test technologies are becoming more sophisticated, the technology and capital thresholds of packaging and test industries are likewise changing every year. We are aligning our R&D objectives accordingly and placing major focus on the development of the most advanced packaging technologies in Taiwan.

As we ramp-up operations in China, we are placing focus on the low-level package market and offering the right combination of product performance and cost advantage to meet domestic market needs. It is estimated that the revenue proportion of our mid- and low-level IC packaging and test services will increase gradually and become one of our major sources of our income and profit within the next 3-5 years.

Future Development Strategy
For 2008, Gartner Dataquest forecasts another year of growth for the SATS industry with initial estimates for 9.8 percent over 2007. Driving growth will be the continued adoption of Windows Vista, the replacement of desktops by laptops, and the high demand for communication products and consumer electronics in emerging markets across the world. Also expected to contribute to SATs market growth is the fab-lite operating strategy, increasingly being adopted by the IDM community. According to Frost & Sullivan, growth of the IC packaging market in Asia will double during the 2006-10 timeframe.

As customers demand more sophisticated designs to meet fast-moving consumer electronics market trends, ASE remains highly competitive in terms of both know-how and finance. In addition, as the Taiwanese government abolished the restrictions on low-level packaging and test industries at the end of 2006, we increased our investment in China in order to successfully compete in the market, as well as expand the scope of product ranges to attract more new customers and provide existing customers with the best possible product portfolio.

Influences of external competitions, regulations and macroeconomics
In addition to the increasing sophistication and miniaturization of electronic products, environmental issues have also deeply impacted the semiconductor industry at large. The EU’s environmental regulations and non-toxic and lead-free requirements have pushed the packaging industry to channel innovation towards the development of green products. This requires capital investment, so we have embarked on relevant green package studies and also initiated discussion with customers on the most effective supply chain logistical management, required to meet both established and emerging green standards. In terms of environmental regulations, while listing employee bonuses as fees will be the practice in Taiwan starting this year, the valuation of stock will then be the same as that of world-leading suppliers in the long run. Therefore, the valuation of the price-earning ratio (PER) of Taiwanese stocks, which have been underestimated for a long time, will be more competitive.

Despite external environmental changes, we will dedicate efforts to accelerate organizational growth and expansion, while creating greater reward for shareholders. Together, as a company, ASE is well-equipped to meet market challenges, and persevere in our role as market leader. Today, ASE is not only more healthy than ever, we can also provide all key customers a much more complete service as well as achieve higher growth in the longer term.

Jason C. S. Chang                                                                                                       Richard H.P. Chang
Chairman                                                                                                                      President

■Attachment II
Supervisors' Report

To: 2008 Shareholders’ General Meeting

We have examined the Company's 2007 financial statements, and the Company's business report, earnings distribution proposals, etc. that have been prepared and submitted by the Board of Directors and audited and attested by certified public accountants, Chiang Jia-Ling and Gong Jun-Ji of Deloitte & Touche, and do not find any discrepancy.  We hereby respectfully prepare and present this Report in accordance with Article 219 of The Company Act for your review.

Advanced Semiconductor Engineering, Inc.

Supervisors: Feng Mei-Jean
John Ho
Liu Hsiao-Ming
Chen Tien-chi
Tseng Yuan-Yi

April 25, 2008

■Attachment III

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Rules of Procedure for the Board of Directors Meeting

Original Provisions	Provisions after Revision
Article 4 The Company’s board of director’s designated business discussion unit is Finance Division.	Article 4 The Company’s board of director’s designated unit for handling business discussion affairs is the Finance Division.
The business discussion unit should draw up contents of the board meeting and provide sufficient and adequate information for delivery to all concerned at the time of sending the notice for convention.
If any of the directors believes that the meeting information is not adequate, the director may request the business discussion unit to make the supplement. In case director believes that the information on the agenda is not sufficient, the board of director may resolute to postpone review of the agenda.

The business discussion unit should draw up contents of the board meeting and provide adequate information for delivery to all concerned at the time of sending the notice for convention.
If any of the directors believes that the meeting information is not adequate, the director may request the business discussion affairs unit to make the supplement. In case director believes that the information on the agenda is not sufficient, the board of director may resolute to postpone review of the agenda.

Article 5 When the boarding meeting is convened, there should be the sign-in book for the attending directors to sign so as to serve as future reference.	Article 5 When the boarding meeting is convened, there should be the sign-in book for the attending directors to sign so as to serve as future reference.
Directors are required to attend the boarding in person. If any director is unable to attend in person, he/she may, in accordance with the established company rules, consign other director to be present on his/her behalf. If a director attends the board meeting via videoconferencing, it shall be deemed present in person.
When a director consigns other director to attend the board meeting, the director is required to issue a proxy each time, stating therein the scope of authorization.
The agent of the above-mentioned two items shall be limited to one proxy by one person only.

Directors are required to attend the boarding in person. If any director is unable to attend in person, he/she may, in accordance with the established company rules, consign other director to be present on his/her behalf. If a director attends the board meeting via videoconferencing, it shall be deemed present in person.
When a director consigns other director to attend the board meeting, the director is required to issue a proxy each time, stating therein the scope of authorization.
The agent of the above-mentioned second item shall be limited to one proxy by one person only.

Original Provisions	Provisions after Revision
Article 8
When the Company’s board meeting is in progress, the Finance Division should prepare related information for the attending directors to check from time to time.
When the boarding meeting is convened, managers of concerned departments who do not serve as the director should, depending on actual situation, be present at the meeting. When necessary, CPAs, attorneys or other professionals should be invited to attend.
The chairman of the board should declare opening of the meeting if the quorum of one-half of directors are present when the meeting time is due. If the quorum has not reached when the meeting time I due, the chairman may declare postponement of the meeting and the number of times for postponement is limited to twice only. The total time of postponement shall not be in excess of one hour and, if after two times of postponement, the quorum remains unfilled, the chairman may in accordance with the procedure specified in Article 3(2) of the Rules hereof declare  reconvening of the meeting.

Article 8
When the Company’s board meeting is in progress, the Finance Division should prepare related information for the attending directors to check from time to time.
When the boarding meeting is convened, managers of concerned departments who do not serve as the director should, depending on actual situation, be present at the meeting. When necessary, CPAs, attorneys or other professionals should be invited to attend.
The chairman of the board should declare opening of the meeting if the quorum of one-half of directors are present when the meeting time is due. If the quorum has not reached when the meeting time is due, the chairman may declare postponement of the meeting and the number of times for postponement is limited to twice only. If after two times of postponement, the quorum remains unfilled, the chairman shall in accordance with the procedure specified in Article 3(2) of the Rules hereof declare reconvening of the meeting.

Article 9
The process of the Company’s board meeting should be fully videorecorded for file, which shall be kept at least for 5 years. The storage manner may be in electronic form.
The above rule will not apply prior to the expiry of the storage deadline if related issue the board has resolved involves litigation, in which case the related video tapes and information should be kept on file continuously.
Where the meeting is convened in the form of videoconferencing, the meeting recording and video tape shall be deemed as part of the meeting minutes and should be kept on file permanently.

Article 9
The process of the Company’s board meeting should be fully videorecorded for file, which shall be kept at least for 5 years. The storage manner may be in electronic form.
Prior to the expiry of the storage deadline if related issue the board has resolved involves litigation, in which case the related video tapes and information should be kept on file continuously until the litigation is terminated.
Where the meeting is convened in the form of videoconferencing, the meeting video recording material shall be deemed as part of the meeting minutes and should be kept on file for the duration of the Company’s existence.

Article 11
The Company’s board meeting should proceed in accordance with the scheduled contents of business discussion. However, the agenda may be changed with the consent of more than half of the directors present at the meeting.
Unless with the consent of more than half of the directors present at the meeting, the chair of the meeting shall not unilaterally declare meeting ended should there be unfinished discussions of

Article 11
The Company’s board meeting should proceed in accordance with the scheduled procedure of business discussion. However, the agenda may be changed with the consent of more than half of the directors present at the meeting.
Unless with the consent of more than half of the directors present at the meeting, the chair of the meeting shall not unilaterally declare meeting ended.

Original Provisions	Provisions after Revision
the above-mentioned contents of business discussion and extempore motions.
In the course of the board meeting, if the attending directors at the meeting are less than half of the directors, the chair may, following motion by attending director, announce temporary recession and Article 8(3) shall govern.

In the course of the board meeting, if the attending directors at the meeting are less than half of the directors, the chair may, following motion by attending director, announce temporary recession and Article 8(3) shall govern.

Article 12
The following matters shall be brought up to the board meeting for discussions:
1. The Company’s operation plan.
2. Annual financial report and semi-annual financial report.
3. Internal control system stipulated or revised according to Article 14-1 of the Securities Trading Act, hereinafter STA.
4. Disposal procedure for major financial business such as acquisition or disposal of assets, transactions of derivative products, capital loan out to other party, endorsement or guarantee for other party stipulated or revised in accordance with Article 36-1 of the STA.
5. Collection, issuance or by private placement of securities with the nature of share ownership.
6. Appointment or dismissal of financial, accounting or internal auditing executives.
7. Matters that should be resolved by the shareholders’ meeting or brought upon the board of directors in accordance with Article 14-3 of the STA or by other ordinance or laws or regulations or major matters the competent regulatory authority has stipulated.
Matters that independent director submits to the board meeting in accordance with Article 14-3 of the STA requires personal appearance of the independent director before the board and should not be done by other non-independent director. If the independent director has any differing or reserved opinion, it should be clearly entered into the meeting minutes. If the independent director is unable to attend the meeting to personally express the differing or reserved opinion, unless with proper cause, it should be submitted in advance in writing, which should be entered into the meeting minutes.

Article 12
The following matters shall be brought up to the board meeting for discussions:
1. The Company’s operation plan.
2. Annual financial report and semi-annual financial report.
3. Internal control system stipulated or revised according to Article 14-1 of the Securities Trading Act, hereinafter STA.
4. Disposal procedure for major financial business such as acquisition or disposal of assets, transactions of derivative products, capital loan out to other party, endorsement or guarantee for other party stipulated or revised in accordance with Article 36-1 of the STA.
5. Collection, issuance or by private placement of securities with the nature of share ownership.
6. Appointment or dismissal of financial, accounting or internal auditing executives.
7. Matters that should be resolved by the shareholders’ meeting or resolved by of the board of directors in accordance with Article 14-3 of the STA or by other ordinance or laws or regulations or major matters the competent regulatory authority has stipulated.
Matters that independent director submit to the board meeting for resolution in accordance with Article 14-3 of the STA requires personal appearance of the independent director before the board or the presence of another independent director as proxy and should not be done by other non-independent director. If the independent director has any differing or reserved opinion, it should be clearly entered into the meeting minutes. If the independent director is unable to attend the meeting to personally express the differing or reserved opinion, unless with proper cause, it should be submitted in advance in writing, which should be entered into the meeting minutes.

Original Provisions	Provisions after Revision
Article 13 When the chair deems the motion being discussed has reached the state for voting, he/she may announce stop of discussions and bring the case for voting.	Article 13 When the chair deems the motion being discussed has reached the state for voting, he/she may announce stop of discussions and bring the case for voting.
When the voting of a motion is being taken, it shall be deemed passed if there is no objection from the attending directors once the chair has made the enquiry, which shall have the same effect as does the voting. If, however, there is objection, the case should resort to voting.

When the voting of a motion is being taken, it shall be deemed passed if there is no objection from the full body of attending directors once the chair has made the enquiry. If, however, there is objection, the case should resort to voting.

The chair may choose one of the following methods to decide the manner of voting. If there are objections, the voting shall be decided by the opinion of the majority:
13.1 Vote by raising one’s hands.
13.2 Vote by casting the ballot.

The chair may choose one of the following methods to decide the manner of voting. If there are objections, the voting shall be decided by the opinion of the majority:
13.1 Vote by raising one’s hands.
13.2 Vote by casting the ballot.
The full body of attending directors mentioned in the second item does not include directors not allowed to exercise the voting right according to Article 15(1).

Article 15
Where there is conflict of interest that involves the interest of the director or the corporate shareholder the director represents, the concerned director shall not enter into the discussions or voting nor act as agent to cast the vote.

Article 15
Where there is conflict of interest that involves the interest of the director or the corporate shareholder the director represents, the concerned director shall express their opinion and ask and answer questions, shall not enter into the discussions or voting, and should recuse themselves during discussions and resolutions, nor act as agent to cast the vote.

Where the director is not allowed to exercise the voting right with regard to the board’s resolution in accordance with the rules specified in the foregoing paragraph, Article 180(2) applying Article 206-2 of The Company Act shall govern.

Where the director is not allowed to exercise the voting right with regard to the board’s resolution in accordance with the rules specified in the foregoing paragraph, Article 180(2) applying Article 206-2 of The Company Act shall govern.

Original Provisions	Provisions after Revision
Article 16
Business discussions at the board meeting of the Company must enter into minutes, which should precisely and correctly enter the following items:
1. Session and term as well as time and venue of the meeting.
2. Names of those present at the meeting.
3. Status of attendance, including names of those present, on leave and absent in addition to the number of persons present.
4. Names and positions of those invited to the meeting.
5. Name of the rapporteur
6. Matters of reports.
7. Matters for discussions: Resolution method and results of each and every motion, abstract of speech delivered on the podium by directors, supervisors, experts and other personnel, differing or reserved opinion with record or written statement and the written opinion made by independent director according to Article 12(2) hereof.
8. Extempore motions: Name of the initiator resolution method and results of each and every motion, abstract of speech delivered on the podium by directors, supervisors, experts and other personnel, differing or reserved opinion with record or written statement.
9. Other matter that should be recorded.

Article 16
Business discussions at the board meeting of the Company must enter into minutes, which should precisely and correctly enter the following items:
1. Session and term as well as time and venue of the meeting.
2. Names of those present at the meeting.
3. Status of attendance, including names of those present, on leave and absent in addition to the number of persons present.
4. Names and positions of those invited to the meeting.
5. Name of the rapporteur
6. Matters of reports.
7. Matters for discussions: Resolution method and results of each and every motion, abstract of speech delivered on the podium by directors, supervisors, experts and other personnel, differing or reserved opinion with record or written statement and the written opinion made by independent director according to Article 12(2) hereof.
8. Extempore motions: Name of the initiator resolution method and results of each and every motion, abstract of speech delivered on the podium by directors, supervisors, experts and other personnel, differing or reserved opinion with record or written statement.
9. Other matter that should be recorded.

Original Provisions	Provisions after Revision
If the resolution by the board of directors contains any of the following events, a public announcement, apart from entries in the meeting minutes, should be made within 2 days in the open information observatory station designated by Financial Supervisory Commission, Executive Yuan:
1. Differing or reserved opinion by independent director with record or written statement.
2. Matters that failed to pass the Company’s audit committee but have obtained consent of over two-thirds of the directors.

The sign-in book for board meeting is a part of the meeting minutes and should be kept on file permanently.

The chair and rapporteur of the meeting should sign or affix seal on the meeting minutes and a copy of which should be distributed respectively to directors and supervisors within 20 days after the meeting is ended. The meeting minutes should be listed as a company important file and should be kept on file permanently.

Production and distribution of Item 1 meeting minutes may be done electronically.

If the resolution by the board of directors contains any of the following events, a public announcement, apart from entries in the meeting minutes, should be made within 2 days in the open information observatory station designated by Financial Supervisory Commission, Executive Yuan:
1. Differing or reserved opinion by independent director with record or written statement.
2. Matters that failed to pass the Company’s audit committee but have passed with consent of over two-thirds of the directors.

The sign-in book for board meeting is a part of the meeting minutes and should be kept on file permanently for the duration of the Company’s existence.

The chair and rapporteur of the meeting should sign or affix seal on the meeting minutes and a copy of which should be distributed respectively to directors and supervisors within 20 days after the meeting is ended. The meeting minutes should be listed as a company important file and should be kept on file for the duration of the Company’s existence.

Production and distribution of Item 1 meeting minutes may be done electronically.

Article 17
With the exception of matters mentioned in Article 12(1) that should be brought upon to the board of directors for discussions, the Company’s board of directors may, when the board of directors is in recession, authorize the chairman of the board to exercise the right of the board and contents of the authorization are as follows:
1. To approve various important contract.
2. To approve hypothecation of real estate and other loans.
3. To approve purchase or disposal of the Company’s general assets and real estate.
4. To appoint directors and supervisors of spin-off companies.
5. To approve the base date for capital increase or capital decrease, base date for distribution of cash dividend, base date for stock distribution or subscription to stocks, and update of dividend distribution ratio.

Article 17
With the exception of matters mentioned in Article 12(1) that should be brought upon to the board of directors for discussions, the Company’s board of directors may authorize the chairman of the board to exercise the right of the board and contents of the authorization are as follows:
1. To approve various important contract.
2. To approve hypothecation of real estate and other loans.
3. To approve purchase or disposal of the Company’s general assets and real estate.
4. To appoint directors and supervisors of spin-off companies.
5. To approve the base date for capital increase or capital decrease, base date for distribution of cash dividend, base date for stock distribution or subscription to stocks, and update of dividend distribution ratio.

Original Provisions	Provisions after Revision
Article 18 These Rules are drawn up on December 21, 2006, whose stipulation and revision shall be subject to consent by the board of directors and subsequent report to the shareholders’ meeting
Article 18
These Rules are drawn up on December 21, 2006, whose stipulation and revision shall be subject to consent by the board of directors and subsequent report to the shareholders’ meeting
The first revision of these Rules was made on January 30, 2008.

Advanced Semiconductor Engineering,
Inc.

Financial Statements for the
Years Ended December 31, 2007 and 2006 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 1 to the financial statements, the Company separated the related operation, assets, and liabilities of its material segment into its subsidiary, Advanced Semiconductor Engineering Electronics Inc. on August 1, 2006, and acquired 294,930 thousand shares issued by this subsidiary.  The related operating income of the separated material segment for the year ended December 31, 2006 has been reflected as separated segment in the statements of income mentioned in the first paragraph.

As discussed in Note 27 to the financial statements, the Company incurred fire damage to its production lines and facilities in Chung Li, Taiwan on May 1, 2005.  The Company recognized an estimated loss of NT$11,849,699 thousand for the damage to its inventories, building, machinery and equipment, net of NT$4,616,000 thousand of insurance receivable in 2005.  The Company reached final settlement with the insurers in June 2006 with regards to the fire damage referred to above.  The final settlement amount of NT$7,190,524 thousand, less the NT$4,616,000 thousand recorded in 2005 and the related repair and restoring expenses of NT$1,043,262 thousand, was recorded as a gain in 2006.  The Company also reversed NT$2,009,102 thousand of previously recorded impairment charges on these fire-damaged building, machinery and equipment due to an increase in the esimated service potential of the assets.  Net amount of NT$3,540,364 thousand was recognized as a gain on insurance settlement and impairment recovery with NT$2,362,579 thousand and income from separated segment with NT$1,177,785 thousand, respectively.

As discussed in Note 3 to the financial statements, the Company adopted Republic of China Statement of Financial Accounting Standards No. 34, “Financial Instruments:  Recognition and Measurement”, No. 36, “Financial Instruments:  Disclosure and Presentation” and other revised Statements on January 1, 2006.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2007 and 2006, and have expressed an unqualified opinion, and a modified unqualified opinion with an explanatory paragraph, respectively.

/s/ Deloitte & Touche
January 28, 2008

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Par Value)

	2007		2006			2007		2006
ASSETS	Amount	%	Amount	%	LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT ASSETS					CURRENT LIABILITIES
Cash	$4,229,840	4	$4,517,626	5	Financial liabilities at fair value through profit or loss	$34,449	-	$338,318	-
Available-for-sale financial assets	4,520,062	5	6,316,827	6	Accounts payable	5,592,097	6	4,721,819	5
Held-to-maturity financial assets	50,000	-	-	-	Accounts payable to related parties	800,491	1	843,411	1
Notes receivable	60,602	-	96,421	-	Income tax payable	720,890	1	911,455	1
Accounts receivable, net	9,699,366	10	5,804,849	6	Accrued expenses	1,790,503	2	1,556,582	2
Income tax refund receivable	99,330	-	-	-	Other payables to related parties	720,941	1	489,489	-
Other receivables	434,702	-	618,430	1	Payable for properties	1,192,857	1	989,286	1
Other receivables from related parties	603,980	1	380,791	-	Other payables	472,961	-	1,088,557	1
Guarantee deposits	2,219	-	210,227	-	Current portion of bonds payable	1,375,000	1	3,798,233	4
Inventories	2,476,094	2	3,113,763	3	Current portion of long-term bank loans	380,000	-	210,000	-
Deferred income tax assets, net	1,373,818	1	1,814,867	2	Temporary receipts	73,795	-	2,311,321	2
Prepayments and other	100,585	-	149,093	-	Current portion of capital leases obligations	36,579	-	65,921	-
					Other	149,025	-	251,761	-
Total current assets	23,650,598	23	23,022,894	23
					Total current liabilities	13,339,588	13	17,576,153	17
LONG-TERM INVESTMENTS
Held-to-maturity financial assets	-	-	50,000	-	LONG-TERM DEBTS
Financial assets carried at cost	338,002	1	357,076	-	Long-term bonds payable	5,889,735	5	5,758,611	6
Equity method investments	41,064,011	40	36,856,450	37	Long-term bank loans	6,919,975	7	10,835,267	11
					Capital leases obligations	18,138	-	37,038	-
Total long-term investments	41,402,013	41	37,263,526	37
					Total long-term debts	12,827,848	12	16,630,916	17
PROPERTY, PLANT AND EQUIPMENT
Cost					OTHER LIABILITIES
Land	1,558,201	2	1,558,201	2	Accrued pension cost	704,360	1	621,489	1
Buildings and improvements	16,259,330	16	15,971,310	16	Unrealized intercompany profit	-	-	3,583	-
Machinery and equipment	49,260,974	48	49,219,337	49	Other	225	-	-	-
Transportation equipment	70,995	-	62,872	-
Furniture and fixtures	985,565	1	970,152	1	Total other liabilities	704,585	1	625,072	1
Leased assets	204,651	-	244,426	-
Total cost	68,339,716	67	68,026,298	68	Total liabilities	26,872,021	26	34,832,141	35
Accumulated depreciation	39,523,826	39	35,884,646	36
	28,815,890	28	32,141,652	32	Capital stock - NT$10 par value
Construction in progress	416,092	-	719,429	-	Authorized - 8,000,000 thousand shares in 2007 and 7,000,000 thousand shares in 2006	-	-	-	-
Machinery in transit and prepayments	1,549,621	2	774,057	1	Issued - 5,447,559 thousand shares in 2007 and 4,592,509 thousand shares in 2006	54,475,589	53	45,925,086	45
Net property, plant and equipment	30,781,603	30	33,635,138	33
					Capital received in advance	491,883	1	384,428	-
INTANGIBLE ASSETS
Patents	5,949	-	4,081	-	Capital surplus
Goodwill	957,167	1	957,167	1	Capital in excess of par value	1,842,027	2	269,027	-
Deferred pension costs	34,151	-	-	-	Treasury stock	288,713	-	16,768	-
					Long-term investment	3,535,840	3	3,519,973	4
Total intangible assets	997,267	1	961,248	1	Other	728,254	1	-	-

OTHER ASSETS					Total capital surplus	6,394,834	6	3,805,768	4
Assets leased to others	3,274,956	3	3,127,090	3
Guarantee deposits	16,329	-	17,172	-	Retained earnings	13,898,213	14	16,985,043	17
Deferred charges, net	835,541	1	1,030,371	1
Deferred income tax assets - noncurrent	997,106	1	1,662,990	2	Other equity adjustments
Restricted assets	85,225	-	126,867	-	Unrealized gain or loss on financial instruments	402,518	1	416,400	1
Other	4,744	-	4,744	-	Cumulative translation adjustments	2,179,808	2	1,330,651	1
					Unrecognized pension cost	(6,516)	-	(19,041)	-
Total other assets	5,213,901	5	5,969,234	6	Treasury stock - 210,715 thousand shares in 2007 and 184,713 thousand shares in 2006	(2,662,968)	(3)	(2,808,436)	(3)

					Total other equity adjustments	(87,158)	-	(1,080,426)	(1)

					Total shareholders' equity	75,173,361	74	66,019,899	65

TOTAL	$102,045,382	100	$100,852,040	100	TOTAL	$102,045,382	100	$100,852,040	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated January 28, 2008)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Share Data)

	2007		2006
	Amount	%	Amount	%

REVENUES	$56,217,937	101	$63,623,648	101

LESS: SALES DISCOUNTS AND ALLOWANCES	674,665	1	557,996	1

NET REVENUES	55,543,272	100	63,065,652	100

COST OF REVENUES	40,262,656	73	46,252,990	73

GROSS PROFIT	15,280,616	27	16,812,662	27

OPERATING EXPENSES
Research and development	1,584,771	3	1,393,691	2
Selling	748,942	1	1,102,851	2
General and administrative	2,266,607	4	1,739,056	3

Total operating expenses	4,600,320	8	4,235,598	7

INCOME FROM OPERATIONS	10,680,296	19	12,577,064	20

NON-OPERATING INCOME
Interest income	88,521	-	99,803	-
Gain on valuation of financial assets, net	80,671	-	32,047	-
Gain on valuation of financial liabilities, net	106,853	-	-	-
Equity in earnings of equity method investees	3,221,330	6	5,102,734	8
Foreign exchange gain, net	-	-	99,174	-
Gain on insurance settlement and impairment recovery	-	-	2,362,579	4
Other	893,670	2	433,594	1

Total non-operating income	4,391,045	8	8,129,931	13

NON-OPERATING EXPENSES
Interest expense	454,755	1	712,834	1
Loss on valuation of financial liabilities, net	-	-	219,683	-
Foreign exchang loss, net	22,204	-	-	-
Loss on inventory valuation and obsolescence	267,663	-	784,330	1
Other	596,919	1	896,468	2

Total non-operating expenses	1,341,541	2	2,613,315	4

INCOME BEFORE INCOME TAX	13,729,800	25	18,093,680	29

INCOME TAX EXPENSE	1,564,551	3	1,191,628	2

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Share Data)

	2007		2006
	Amount	%	Amount	%

INCOME FROM CONTINUING OPERATIONS	$12,165,249	22	$16,902,052	27

OPERATION INCOME FOR SEPARATED OPERATION, NET OF INCOME TAX EXPENSE OF $117,123 THOUSAND	-	-	857,105	1

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCLPLES	12,165,249	22	17,759,157	28

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF INCOME TAX BENEFIT OF $114,336 THOUSAND	-	-	(343,006)	-

NET INCOME	$12,165,249	22	$17,416,151	28

	2007		2006
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE
Basic EPS
Income from continuing operations	$2.64	$2.34	$3.54	$3.31
Separated operation	-	-	0.19	0.17
Income before cumulative effect of changes in accounting principles	2.64	2.34	3.73	3.48
Cumulative effect of changes in accounting principles	-	-	(0.09)	(0.07)
Net income	$2.64	$2.34	$3.64	$3.41

Diluted EPS
Income from continuing operations	$2.55	$2.26	$3.38	$3.15
Separated operation	-	-	0.18	0.16
Income before cumulative effect of changes in accounting principles	$2.55	$2.26	$3.56	$3.31
Cumulative effect of changes in accounting principles	-	-	(0.08)	(0.06)
Net income	$2.55	$2.26	$3.48	$3.25
(Continued)

PRO FORMA INFORMATION

Had the Company’s shares held by subsidiaries been accounted for as investment rather than treasury stock (after tax):

	2007	2006

Net income for purpose calculation of the basic EPS	$12,165,249	$17,416,151
Net Income for purpose calculation of the diluted EPS	$12,280,224	$17,582,151

Earning Per Share
Basic EPS
Income from continuing operations	$2.25	$3.18
Separated operation	-	0.16
Income before cumulative effect of changes in accounting principles	2.25	3.34
Cumulative effect of changes in accounting principles	-	(0.06)
Net income	$2.25	$3.28

Diluted EPS
Income from continuing operations	$2.17	$3.04
Separated operation	-	0.15
Income before cumulative effect of changes in accounting principles	2.17	3.19
Cumulative effect of changes in accounting principles	-	(0.06)
Net income	$2.17	$3.13

Had the split not been consummated on August 2006, the Company’s combined operation proforma information after elimination would have been as follows:

2006

Net revenues	$63,979,138
Cost of revenues	47,084,244
Gross profit	$16,894,894
Operating income	$12,512,561
Net income	$17,416,151

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated January 28, 2008)

(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

				Retained Earnings (Accumulated Deficit)		Other Adjustments
					Unappropriated	Unrealized
	Common Stock	Capital Received in Advance	Capital Surplus	Legal Reserve	Earnings (Accumulated Deficit)	Gain (Loss) on Financial Instruments	Cumulative Translation Adjustments	Unrecognized Pension Cost	Treasury Stock	Total Shareholders' Equity

BALANCE, JANUARY 1, 2006	$45,573,723	$156,228	$5,916,292	$1,746,913	$(4,492,468)	$(69,914)	$1,072,511	$(17,421)	$(2,808,436)	$47,077,428
Effect of adoption of ROC SFAS No.34	-	-	-	-	-	(129,179)	-	-	-	(129,179)
Offset against deficit	-	-	(2,314,447)	(1,746,913)	4,061,360	-	-	-	-	-
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	16,827	-	-	-	16,827
Valuation gain on derivative financial instruments	-	-	-	-	-	129,179	-	-	-	129,179
Adjustment of equity in subsidiary	-	-	(65,104)	-	-	469,487	-	(1,620)	-	402,763
Stock option exercised by employees
Common Stock	351,363	(156,228)	269,027	-	-	-	-	-	-	464,162
Capital received in advance	-	384,428	-	-	-	-	-	-	-	384,428
Net income in 2006	-	-	-	-	17,416,151	-	-	-	-	17,416,151
Cumulative translation adjustments	-	-	-	-	-	-	258,140	-	-	258,140
BALANCE, DECEMBER 31, 2006	45,925,086	384,428	3,805,768	-	16,985,043	416,400	1,330,651	(19,041)	(2,808,436)	66,019,899
Appropriations of 2006 earnings
Legal reserve	-	-	-	1,698,504	(1,698,504)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(300,000)	-	-	-	-	(300,000)
Bonus to employees - cash	-	-	-	-	(535,028)	-	-	-	-	(535,028)
Bonus to employees - stock	535,029	-	-	-	(535,029)	-	-	-	-	-
Cash dividends - 15%	-	-	-	-	(6,941,011)	-	-	-	-	(6,941,011)
Stock dividends - 15%	6,941,011	-	-	-	(6,941,011)	-	-	-	-	-
Adjustment of equity in subsidiary	-	-	15,867	-	-	(15,069)	-	12,525	145,468	158,791
Subsidiaries received cash dividends from the Company	-	-	271,945	-	-	-	-	-	-	271,945
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	1,187	-	-	-	1,187
Stock option exercised by employees
Common Stock	697,276	(384,428)	649,392	-	-	-	-	-	-	962,240
Capital received in advance	-	61,952	-	-	-	-	-	-	-	61,952
Conversion of convertible bonds
Common Stock	377,187	-	923,608	-	-	-	-	-	-	1,300,795
Capital received in advance	-	429,931	-	-	-	-	-	-	-	429,931
Interest payable on foreign convertible bonds reclassified to capital surplus	-	-	728,254	-	-	-	-	-	-	728,254
Net income in 2007	-	-	-	-	12,165,249	-	-	-	-	12,165,249
Cumulative translation adjustments	-	-	-	-	-	-	849,157	-	-	849,157
BALANCE, DECEMBER 31, 2007	$54,475,589	$491,883	$6,394,834	$1,698,504	$12,199,709	$402,518	$2,179,808	$(6,516)	$(2,662,968)	$75,173,361

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated January 28, 2008)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,165,249	$17,416,151
Cumulative effect of changes in accounting priciples	-	343,006
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,294,705	6,549,253
Amortization	553,111	681,294
Provision for inventory valuation	267,663	868,801
Equity in earnings of equity method investees, net of cash dividends received	(3,053,701)	(4,968,164)
Accrued interest on foreign convertible bonds	177,111	247,155
Deferred income taxes	1,106,933	395,016
Gain on insurance settlement and impairment recovery	-	(3,540,364)
Other	169,193	149,731
Changes in operating assets and liabilities
Notes and accounts receivable (including related parties)	(3,839,395)	2,973,913
Other receivables (including related parties)	85,122	77,032
Inventories	370,006	1,690,114
Prepayments and other current assets	48,508	29,532
Financial liabilities for trading	(303,869)	(458,814)
Accounts payable (including related parties)	827,358	(2,054,496)
Income tax payable	(190,565)	895,918
Accrued expenses	233,921	(338,891)
Other payables (including related parties)	(373,322)	(197,738)
Other current liabilities	8,719	(87)

Net cash provided by operating activities	14,546,747	20,758,362

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from insurance claims	-	4,902,944
Cash payment due to business separation	-	(153,241)
Acquisition of available-for-sale financial assets	(8,540,000)	(10,583,480)
Disposal of available-for-sale financial assets	10,431,560	4,302,212
Acquisition of financial assets carried at cost	(8,131)	(290,910)
Disposal of financial assets carried at cost	27,205	-
Increase in equity method investments	(711,180)	(1,571,909)
Cash received from return of capital on long-term investments	837,213	3,099,656
Acquisition of property, plant and equipment	(4,673,335)	(9,024,363)
Proceeds from sales of property, plant and equipment	827,483	184,553
Decrease (increase) in guarantee deposits	208,851	(27,909)
Increase in intangible assets	(6,595)	(19,048)
Increaase in other assets	(375,109)	(535,751)
Decrease in restricted assets	41,642	1,151

Net cash used in investing activities	$(1,940,396)	$(9,716,095)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	$-	$(2,480,008)
Proceeds from long-term debts	-	10,690,000
Repayments of long-term debts	(3,745,292)	(21,916,015)
Decrease in capital leases obligations	(48,242)	(226,545)
Increase (decrease) in collection of accounts receivable sold	(2,218,321)	1,475,453
Increase (decrease) in guarantee deposits received	(130,435)	179,497
Cash dividends	(6,941,011)	-
Compensation to directors and supervisors and bonus to employees	(835,028)	(9,536)
Proceeds from exercise of stock option by employees	1,024,192	848,590

Net cash used in financing activities	(12,894,137)	(11,438,564)

NET DECREASE IN CASH	(287,786)	(396,297)

CASH, BEGINNING OF YEAR	4,517,626	4,913,923

CASH, END OF YEAR	$4,229,840	$4,517,626

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid (excluding capitalized interest)	$439,084	$830,140
Income tax paid	786,637	17,817

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$4,930,714	$8,194,992
Decrease (increase) in payable (including related parties)	(257,379)	829,371
	$4,673,335	$9,024,363
Cash received from disposal of property, plant and equipment
Disposal of property, plant and equipment	$1,051,396	$364,988
Increase in receivable (including related parties)	(223,913)	(180,435)
	$827,483	$184,553

NON-CASH FLOWS FROM FINANCING ACTIVITIES
Conversion of convertible bonds	$1,730,726	$-
Current portion of long-term bank loans	380,000	210,000
Current portion of bonds payable	1,375,000	3,798,233
Current portion of capital lease obligations	36,579	65,921
 (Continued)

SUPPLEMENTAL DISCLOSURES

The Company separated its material segment into a separate subsidiary, Advanced Semiconductor Engineering Electronics Inc. on August 1, 2006.  Separated assets and liabilities were as follows:

Accounts receivable - related parties	$334,494
Inventories	490,484
Deferred income tax assets- current	45,996
Prepayments and other current assets	74,925
Property, plant and equipment, net	2,693,029
Goodwill	423,663
Deferred income tax assets - noncurrent	424,725
Other assets	350,143
Accounts payable	(1,112,753)
Accrued expenses	(200,308)
Payable for properties	(199,600)
Other current liabilities	(8,510)
Capital leases obligations	(382,635)
Accrued pension liabilities	(137,597)
Net assets (excluding cash)	2,796,056
Equity method investments - 294,930 thousand common shares of Advanced Semiconductor Engineering Electronics Inc.	2,949,297
Cash payment	$153,241

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated January 28, 2008)
(Concluded)

Advanced Semiconductor Engineering,
Inc. and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2005, 2006 and 2007 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China and the Standards of the Public Company Accounting Oversight Board (United States).  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 29 to the consolidated financial statements, the Company incurred fire damage to its production line and facilities in Chung Li, Taiwan on May 1, 2005.  The Company recognized an estimated loss of NT$13,479,079 thousand for the damage to its inventories, building, machinery and equipment, net of NT$4,641,000 thousand of insurance receivable in 2005.  The Company reached a final settlement with the insurers in June 2006 with regards to the fire damage referred to above.  The final settlement amount of NT$8,068,000 thousand, less the NT$4,641,000 thousand recorded in 2005 and the related repair and restoring expenses of NT$1,043,132 thousand, was recorded as a gain in 2006.  The Company also reversed NT$2,190,583 thousand of previously recorded impairment charges on these fire-damaged building, machinery and equipment due to an increase in the estimated service potential of the assets.  The net amount of NT$4,574,451 thousand was recognized as a gain on insurance settlement and impairment recovery.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the Republic of China Statement of Financial Accounting Standards No. 34, “Financial Instruments:  Recognition and Measurement”, No. 36, “Financial Instruments:  Disclosure and Presentation” and other revised Statements on January 1, 2006.

Accounting principles generally accepted in the Republic of China differ in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 10, 2008

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)
	December 31				December 31
	2006	2007			2006	2007
ASSETS	NT$	NT$	US$ (Note 2)	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT ASSETS				CURRENT LIABILITIES
Cash (Note 4)	$15,730,075	$17,157,935	$529,076	Short-term borrowings (Note 14)	$2,868,138	$8,922,330	$275,126
Financial assets at fair value through profit or loss (Notes 2, 3, 5 and 23)	1,557,903	1,601,994	49,399	Short-term bills payable	-	149,831	4,620
Available-for-sale financial assets (Notes 2, 3, 6 and 23)	9,346,415	9,406,327	290,050	Financial liabilities at fair value through profit or loss (Notes 2, 3, 5 and 23)	352,583	44,331	1,367
Held-to-maturity financial assets (Notes 2 and 23)	-	50,000	1,542	Notes and accounts payable	7,304,812	9,242,092	284,986
Notes receivable	109,912	62,451	1,926	Income tax payable (Notes 2 and 21)	1,332,000	1,237,325	38,154
Accounts receivable, net (Notes 2 and 7)	11,344,961	18,685,052	576,166	Accrued expenses (Note 17)	3,108,175	4,045,167	124,735
Other receivables	915,390	936,466	28,877	Payable for properties	3,082,384	4,137,437	127,581
Guarantee deposits (Note 23)	323,216	332,717	10,259	Current portion of bonds payable (Notes 2, 15 and 23)	3,798,233	1,375,000	42,399
Inventories (Notes 2 and 8)	5,674,010	5,596,875	172,583	Current portion of long-term bank loans (Notes 16, 23 and 25)	1,292,040	5,258,946	162,163
Deferred income tax assets, net (Notes 2 and 21)	2,808,184	2,075,256	63,992	Temporary receipts (Note 7)	2,503,125	96,009	2,960
Other current assets	952,732	996,948	30,741	Deferred income tax liabilities (Notes 2 and 21)	-	121,499	3,747
				Current portion of capital lease obligations (Notes 2 and 23)	540,736	67,838	2,092
Total current assets	48,762,798	56,902,021	1,754,611	Other	1,828,016	1,053,149	32,474

LONG-TERM INVESTMENTS				Total current liabilities	28,010,242	35,750,954	1,102,404
Held-to-maturity financial assets (Notes 2 and 23)	50,000	-	-
Financial assets carried at cost (Notes 2, 9 and 23)	1,595,597	525,025	16,189	LONG-TERM DEBTS
Equity method investments (Notes 2 and 10)	4,088,949	4,325,119	133,368	Long-term bonds payable (Notes 2, 15 and 23)	5,758,611	5,889,735	181,614
				Long-term bank loans (Notes 16, 23 and 25)	23,571,786	18,021,762	555,713
Total long-term investments	5,734,546	4,850,144	149,557	Capital lease obligations (Notes 2 and 23)	67,903	24,512	756

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11, 24 and 25)				Total long-term debts	29,398,300	23,936,009	738,083
Cost
Land	2,284,577	2,287,739	70,544	OTHER LIABILITIES
Buildings and improvements	30,508,824	36,355,071	1,121,032	Accrued pension cost (Notes 2 and 17)	2,296,384	2,168,954	66,881
Machinery and equipment	100,838,100	113,204,238	3,490,726	Deferred income tax liabilities (Notes 2 and 21)	25,888	150,009	4,626
Transportation equipment	165,665	192,330	5,931	Other	183,303	631,636	19,476
Furniture and fixtures	2,951,547	3,250,435	100,229
Leased assets and leasehold improvements	1,042,889	571,940	17,636	Total other liabilities	2,505,575	2,950,599	90,983
Total cost	137,791,602	155,861,753	4,806,098
Accumulated depreciation	(71,608,252)	(84,480,618)	(2,605,014)	Total liabilities	59,914,117	62,637,562	1,931,470
	66,183,350	71,381,135	2,201,084
Construction in progress	3,678,333	3,442,925	106,165	EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT (Notes 2, 3 and 18)
Machinery in transit and prepayments	3,682,071	6,964,269	214,747
				Capital stock - NT$10 par value
Net property, plant and equipment	73,543,754	81,788,329	2,521,996	Authorized - 7,000,000 thousand shares in 2006 and 8,000,000 thousand shares in 2007
INTANGIBLE ASSETS				Issued - 4,592,509 thousand shares in 2006 and 5,447,559 thousand shares in 2007	45,925,086	54,475,589	1,679,790
Patents (Note 2)	4,081	5,950	183	Capital received in advance	384,428	491,883	15,168
Goodwill (Notes 2, 3 and 12)	2,831,274	3,188,117	98,308	Capital surplus
Deferred pension cost (Notes 2 and 17)	13,265	52,058	1,605	Capital in excess of par value	269,027	1,842,027	56,800
Land use rights (Notes 2 and 25)	600,322	1,486,209	45,828	Treasury stock transactions	16,768	288,713	8,903
				Long-term investment	3,519,973	3,535,840	109,030
Total intangible assets	3,448,942	4,732,334	145,924	Other	-	728,254	22,456
				Total capital surplus	3,805,768	6,394,834	197,189
OTHER ASSETS				Retained earnings	16,985,043	13,898,213	428,560
Idle assets (Notes 2, 13 and 25)	51,212	751,974	23,188	Other equity adjustments
Guarantee deposits (Notes 23 and 25)	314,489	157,589	4,859	Unrealized gain or loss on financial instruments	416,400	402,518	12,412
Deferred charges, net (Note 2)	1,880,712	1,353,603	41,739	Cumulative translation adjustments	1,330,651	2,179,808	67,215
Deferred income tax assets, net (Notes 2 and 21)	2,512,421	1,461,402	45,063	Unrecognized pension cost	(19,041)	(6,516)	(201)
Restricted assets (Notes 23 and 25)	336,463	279,068	8,605	Treasury stock - 184,713 thousand shares in 2006 and 210,715 thousand shares in 2007	(2,808,436)	(2,662,968)	(82,114)
Other	455,539	100,986	3,115	Total other equity adjustments	(1,080,426)	(87,158)	(2,688)
				Total equity attributable to
Total other assets	5,550,836	4,104,622	126,569	shareholders of the parent	66,019,899	75,173,361	2,318,019

				MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	11,106,860	14,566,527	449,168

				Total shareholders' equity	77,126,759	89,739,888	2,767,187

TOTAL	$137,040,876	$152,377,450	$4,698,657	TOTAL	$137,040,876	$152,377,450	$4,698,657

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 10, 2008)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)
	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$ (Note 2)

NET REVENUES (Note 2)
Packaging	$66,022,940	$76,820,475	$78,516,274	$2,421,100
Testing	17,121,986	21,429,584	20,007,839	616,955
Other	890,872	2,173,588	2,638,956	81,374

Total net revenues	84,035,798	100,423,647	101,163,069	3,119,429

COST OF REVENUES (Note 20)
Packaging	55,894,282	57,539,702	57,926,623	1,786,205
Testing	12,688,893	12,701,354	12,404,933	382,514
Other	934,829	1,402,211	1,743,150	53,752

Total cost of revenues	69,518,004	71,643,267	72,074,706	2,222,471

GROSS PROFIT	14,517,794	28,780,380	29,088,363	896,958

OPERATING EXPENSES (Note 20)
Research and development	2,785,432	2,632,036	3,284,088	101,266
Selling	1,100,023	1,320,646	1,068,614	32,951
General and administrative	4,813,177	4,381,267	5,438,495	167,700

Total operating expenses	8,698,632	8,333,949	9,791,197	301,917

INCOME FROM OPERATIONS	5,819,162	20,446,431	19,297,166	595,041

NON-OPERATING INCOME AND GAINS
Interest income (Note 23)	173,325	406,364	348,660	10,751
Gain on valuation of financial assets, net (Notes 3, 5 and 23)	-	29,278	205,997	6,352
Gain on valuation of financial liabilities, net (Notes 5 and 23)	20,919	-	-	-
Equity in earnings of equity method investees (Notes 2, 3 and 10)	74,292	315,654	345,705	10,660
Foreign exchange gain, net	154,275	92,819	403,532	12,443
Gain on insurance settlement and impairment recovery (Note 29)	-	4,574,451	-	-
Other	324,132	961,041	1,176,137	36,267

Total non-operating income and gains	746,943	6,379,607	2,480,031	76,473

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Notes 11 and 23)	1,571,058	1,620,294	1,574,524	48,551
Loss on valuation of financial liabilities (Notes 5 and 23)	-	289,847	28,583	881
Loss on inventory valuation and obsolescence	611,679	1,143,925	634,457	19,564
Impairment loss (Notes 9 and 13)	-	-	994,682	30,672
Loss on fire damage (Note 29)	8,838,079	-	-	-
Other (Note 7)	1,219,135	1,520,548	1,193,083	36,790

Total non-operating expenses and losses	12,239,951	4,574,614	4,425,329	136,458

INCOME (LOSS) BEFORE INCOME TAX	(5,673,846)	22,251,424	17,351,868	535,056

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 21)	118,656	(2,084,787)	(3,357,384)	(103,527)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(5,555,190)	20,166,637	13,994,484	431,529

DISCONTINUED OPERATIONS (Note 28)
Income from discontinued operations, net of income tax expense of NT$2,147 thousand	120,962	-	-	-
Gain on disposal of discontinued operations, net of income tax expense of NT$1,920 thousand	232,737	-	-	-

	353,699	-	-	-

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)
	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$ (Note 2)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$(5,201,491)	$20,166,637	$13,994,484	$431,529

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF INCOME TAX BENEFIT OF NT$114,168 THOUSAND IN 2006 (Note 3)	-	(342,503)	-	-

NET INCOME (LOSS)	$(5,201,491)	$19,824,134	$13,994,484	$431,529

ATTRIBUTABLE TO
Shareholders of the parent	$(4,691,187)	$17,416,151	$12,165,249	$375,123
Minority interest	(510,304)	2,407,983	1,829,235	56,406

	$(5,201,491)	$19,824,134	$13,994,484	$431,529

EARNINGS (LOSS) PER SHARE (Note 22)
Basic earnings (loss) per share
Before income tax
Income (loss) from continuing operations	(1.13)	3.73	2.64	0.08
Discontinued operations	0.07	-	-	-
Cumulative effect of changes in accounting principles	-	(0.09)	-	-
Income (loss) attributable to shareholders of the parent	(1.06)	3.64	2.64	0.08
After income tax
Income (loss) from continuing operations	(0.99)	3.48	2.34	0.07
Discontinued operations	0.07	-	-	-
Cumulative effect of changes in accounting principles	-	(0.07)	-	-
Income (loss) attributable to shareholders of the parent	(0.92)	3.41	2.34	0.07
Diluted earnings (loss) per share
Before income tax
Income (loss) from continuing operations	(1.13)	3.56	2.55	0.08
Discontinued operations	0.07	-	-	-
Cumulative effect of changes in accounting principles	-	(0.08)	-	-
Income (loss) attributable to shareholders of the parent	(1.06)	3.48	2.55	0.08
After income tax
Income (loss) from continuing operations	(0.99)	3.31	2.26	0.07
Discontinued operations	0.07	-	-	-
Cumulative effect of changes in accounting principles	-	(0.06)	-	-
Income (loss) attributable to shareholders of the parent	(0.92)	3.25	2.26	0.07

EARNINGS PER ADS (Note 22)
Basic earnings (loss) per ADS
Before income tax
Income (loss) from continuing operations	(5.64)	18.67	13.20	0.41
Discontinued operations	0.35	-	-	-
Cumulative effect of changes in accounting principles	-	(0.45)	-	-
Income (loss) attributable to shareholders of the parent	(5.29)	18.22	13.20	0.41
After income tax
Income (loss) from continuing operations	(4.97)	17.39	11.69	0.36
Discontinued operations	0.35	-	-	-
Cumulative effect of changes in accounting principles	-	(0.34)	-	-
Income (loss) attributable to shareholders of the parent	(4.62)	17.05	11.69	0.36

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)
	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$ (Note 2)

Diluted earnings (loss) per ADS
Before income tax
Income (loss) from continuing operations	(5.64)	17.82	12.77	0.39
Discontinued operations	0.35	-	-	-
Cumulative effect of changes in accounting principles	-	(0.42)	-	-
Income (loss) attributable to shareholders of the parent	(5.29)	17.40	12.77	0.39
After income tax
Income (loss) from continuing operations	(4.97)	16.58	11.29	0.35
Discontinued operations	0.35	-	-	-
Cumulative effect of changes in accounting principles	-	(0.32)	-	-
Income (loss) attributable to shareholders of the parent	(4.62)	16.26	11.29	0.35
(Conclued)

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 10, 2008)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in Thousands)
				Retained Earnings (Accumulated Deficit)		Other Adjustments
	Capital Stock	Capital Received in Advance	Capital Surplus	Legal Reserve	Unappropriated Earnings (Accumulated Deficit)	Unrealized Gain (Loss) on Financial Instruments	Cumulative Translation Adjustments	Unrecognized Pension Cost	Treasury Stock	Minority Interest	Total Shareholders’ Equity
New Taiwan dollars
BALANCE, JANUARY 1, 2005	$41,000,000	$42,759	$6,972,656	$1,325,944	$4,250,388	$(107,221)	$640,379	$(4,710)	$(2,808,436)	$8,404,826	$59,716,585
Appropriations of 2004 earnings
Legal reserve	-	-	-	420,969	(420,969)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(75,720)	-	-	-	-	-	(75,720)
Bonus to employees - cash	-	-	-	-	(9,536)	-	-	-	-	-	(9,536)
Bonus to employees - stock	255,675	-	-	-	(255,675)	-	-	-	-	-	-
Cash dividends - 1%	-	-	-	-	(411,221)	-	-	-	-	-	(411,221)
Stock dividends - 6.99%	2,878,548	-	-	-	(2,878,548)	-	-	-	-	-	-
Capital surplus transferred to common stock - 2.99%	1,233,663	-	(1,233,663)	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	18,043	-	-	700	-	(12,711)	-	-	6,032
Valuation on derivative financial instruments	-	-	-	-	-	36,607	-	-	-	-	36,607
Stock options exercised by employees
Common stock	205,837	(42,759)	159,256	-	-	-	-	-	-	-	322,334
Capital received in advance	-	156,228	-	-	-	-	-	-	-	-	156,228
Net loss in 2005	-	-	-	-	(4,691,187)	-	-	-	-	(510,304)	(5,201,491)
Changes in minority interest	-	-	-	-	-	-	-	-	-	7,466	7,466
Cumulative translation adjustments	-	-	-	-	-	-	432,132	-	-	-	432,132
BALANCE, DECEMBER 31, 2005	45,573,723	156,228	5,916,292	1,746,913	(4,492,468)	(69,914)	1,072,511	(17,421)	(2,808,436)	7,901,988	54,979,416
Effect of adopting ROC SFAS No. 34	-	-	-	-	-	(129,179)	-	-	-	-	(129,179)
Offset against deficit	-	-	(2,314,447)	(1,746,913)	4,061,360	-	-	-	-	-	-
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	16,827	-	-	-	-	16,827
Valuation on derivative financial instruments	-	-	-	-	-	129,179	-	-	-	-	129,179
Adjustment of equity in subsidiaries	-	-	(65,104)	-	-	469,487	-	(1,620)	-	-	402,763
Stock options exercised by employees
Common stock	351,363	(156,228)	269,027	-	-	-	-	-	-	-	464,162
Capital received in advance	-	384,428	-	-	-	-	-	-	-	-	384,428
Net income in 2006	-	-	-	-	17,416,151	-	-	-	-	2,407,983	19,824,134
Changes in minority interest	-	-	-	-	-	-	-	-	-	796,889	796,889
Cumulative translation adjustments	-	-	-	-	-	-	258,140	-	-	-	258,140
BALANCE, DECEMBER 31, 2006	45,925,086	384,428	3,805,768	-	16,985,043	416,400	1,330,651	(19,041)	(2,808,436)	11,106,860	77,126,759
Appropriations of 2006 earnings
Legal reserve	-	-	-	1,698,504	(1,698,504)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(300,000)	-	-	-	-	-	(300,000)
Bonus to employees - cash	-	-	-	-	(535,028)	-	-	-	-	-	(535,028)
Bonus to employees - stock	535,029	-	-	-	(535,029)	-	-	-	-	-	-
Cash dividends - 15%	-	-	-	-	(6,941,011)	-	-	-	-	-	(6,941,011)
Stock dividends - 15%	6,941,011	-	-	-	(6,941,011)	-	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	15,867	-	-	(15,069)	-	12,525	145,468	-	158,791
Cash dividends paid to subsidiaries	-	-	271,945	-	-	-	-	-	-	-	271,945
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	1,187	-	-	-	-	1,187
Stock options exercised by employees
Common stock	697,276	(384,428)	649,392	-	-	-	-	-	-	-	962,240
Capital received in advance	-	61,952	-	-	-	-	-	-	-	-	61,952
Conversion of convertible bonds
Common stock	377,187	-	923,608	-	-	-	-	-	-	-	1,300,795
Capital received in advance	-	429,931	-	-	-	-	-	-	-	-	429,931
Capital surplus from accrued interest on foreign convertible bonds	-	-	728,254	-	-	-	-	-	-	-	728,254
Net income in 2007	-	-	-	-	12,165,249	-	-	-	-	1,829,235	13,994,484
Changes in minority interest	-	-	-	-	-	-	-	-	-	1,630,432	1,630,432
Cumulative translation adjustments	-	-	-	-	-	-	849,157	-	-	-	849,157
BALANCE, DECEMBER 31, 2007	$54,475,589	$491,883	$6,394,834	$1,698,504	$12,199,709	$402,518	$2,179,808	$(6,516)	$(2,662,968)	$14,566,527	$89,739,888

U.S. Dollars

BALANCE, JANUARY 1, 2007	$1,416,130	$11,854	$117,354	$-	$523,745	$12,840	$41,031	$(587)	$(86,600)	$342,487	$2,378,254
Appropriations of 2006 earnings
Legal reserve	-	-	-	52,374	(52,374)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(9,252)	-	-	-	-	-	(9,252)
Bonus to employees - cash	-	-	-	-	(16,498)	-	-	-	-	-	(16,498)
Bonus to employees - stock	16,498	-	-	-	(16,498)	-	-	-	-	-	-
Cash dividends - 15%	-	-	-	-	(214,030)	-	-	-	-	-	(214,030)
Stock dividends - 15%	214,030	-	-	-	(214,030)	-	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	489	-	-	(465)	-	386	4,486	-	4,896
Cash dividends paid to subsidiaries	-	-	8,386	-	-	-	-	-	-	-	8,386
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	37	-	-	-	-	37
Stock options exercised by employees
Common stock	21,501	(11,854)	20,024	-	-	-	-	-	-	-	29,671
Capital received in advance	-	1,911	-	-	-	-	-	-	-	-	1,911
Conversion of convertible bonds
Common stock	11,631	-	28,480	-	-	-	-	-	-	-	40,111
Capital received in advance	-	13,257	-	-	-	-	-	-	-	-	13,257
Capital surplus from accrued interest on foreign convertible bonds	-	-	22,456	-	-	-	-	-	-	-	22,456
Net income in 2007	-	-	-	-	375,123	-	-	-	-	56,406	431,529
Changes in minority interest	-	-	-	-	-	-	-	-	-	50,275	50,275
Cumulative translation adjustments	-	-	-	-	-	-	26,184	-	-	-	26,184
BALANCE, DECEMBER 31, 2007	$1,679,790	$15,168	$197,189	$52,374	$376,186	$12,412	$67,215	$(201)	$(82,114)	$449,168	$2,767,187

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 10, 2008)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(5,201,491)	$19,824,134	$13,994,484	$431,529
Cumulative effect of changes in accounting principles	-	342,503	-	-
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,990,219	13,488,180	15,558,722	479,763
Amortization	1,042,560	1,000,031	1,067,430	32,915
Equity in earnings of equity method investees, net of cash dividends received	(74,292)	(222,847)	(191,188)	(5,895)
Impairment loss	-	-	994,682	30,672
Accrued interest on foreign convertible bonds	241,394	247,155	177,111	5,461
Provision for inventory valuation and obsolescence	611,679	1,143,925	634,457	19,564
Loss on fire damage (gain on insurance settlement and impairment recovery)	8,212,780	(4,574,451)	-	-
Deferred income taxes	(481,310)	481,919	2,029,567	62,583
Amortization of goodwill	528,943	-	-	-
Other	620,280	200,936	(119,654)	(3,690)
Changes in operating assets and liabilities
Financial assets for trading	(1,782,863)	2,773,501	(44,091)	(1,360)
Notes and accounts receivable	(2,024,569)	4,192,941	(5,441,054)	(167,778)
Other receivable	(621,283)	573,125	(95,286)	(2,938)
Inventories	87,290	1,363,885	(317,620)	(9,794)
Other current assets	100,859	(228,740)	88,894	2,741
Financial liabilities for trading	(80,852)	(436,667)	(308,252)	(9,505)
Notes and accounts payable	3,134,747	(3,679,883)	661,423	20,395
Income tax payable	(249,958)	1,294,249	(94,783)	(2,923)
Accrued expenses and other current liabilities	705,200	(522,403)	(268,766)	(8,288)
Other liabilities	(8,246)	28,526	(19,298)	(594)

Net cash provided by operating activities	18,751,087	37,290,019	28,306,778	872,858

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(15,611,549)	(17,764,237)	(17,190,432)	(530,078)
Proceeds from disposal of property, plant and equipment	1,119,132	413,540	347,470	10,714
Acquisition of available-for-sale financial assets	(795,770)	(16,652,840)	(11,768,642)	(362,894)
Proceeds from disposal of available-for-sale financial assets	1,503,175	7,518,738	11,825,157	364,636
Acquisition of financial assets carried at cost	-	(320,881)	(17,970)	(554)
Proceeds from disposal of financial assets carried at cost	21,465	-	910,307	28,070
Acquisition of subsidiaries	-	-	(846,889)	(26,114)
Acquisition of equity method investments	(104,738)	(309)	-	-
Proceeds from return of capital by equity method investments	60,706	-	-	-
Decrease in guaranteed deposits	-	-	147,399	4,545
Proceeds from insurance claims	2,300,000	5,768,000	-	-
Decrease (increase) in restricted assets	(4,198)	(69,326)	57,395	1,770
Increase in other assets	(598,680)	(815,006)	(894,892)	(27,594)
Proceeds from disposal of discontinued operations	566,411	-	-	-
Acquisition of land use rights	(87,912)	(182,187)	(677,264)	(20,884)

Net cash used in investing activities	(11,631,958)	(22,104,508)	(18,108,361)	(558,383)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
Short-term borrowings	3,638,444	(2,216,799)	3,784,091	116,685
Short-term bills payable	(908,816)	-	149,831	4,620
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Foreign convertible bonds	$(502,748)	$-	$-	$-
Proceeds from long-term debts	24,514,627	16,148,800	3,072,061	94,729
Repayments of long-term debts and capital lease obligations	(27,736,492)	(29,894,517)	(7,711,576)	(237,791)
Increase (decrease) in guarantee deposits received	-	261,754	(212,271)	(6,546)
Increase (decrease) in collection of accounts receivable sold	887,354	1,491,110	(2,378,464)	(73,341)
Proceeds from exercise of stock options by employees	478,562	848,590	1,024,192	31,582
Compensation to directors and supervisors and bonus to employees	(75,720)	(9,536)	(835,028)	(25,750)
Cash dividends	(394,453)	-	(6,941,011)	(214,030)
Increase in minority interest	7,466	809,544	1,559,288	48,082

Net cash used in financing activities	(91,776)	(12,561,054)	(8,488,887)	(261,760)

EFFECT OF EXCHANGE RATE CHANGES	261,332	(162,734)	(281,670)	(8,686)

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF A SUBSIDIARY	-	4,564	-	-

NET INCREASE IN CASH	7,288,685	2,466,287	1,427,860	44,029

CASH, BEGINNING OF YEAR	5,975,103	13,263,788	15,730,075	485,047

CASH, END OF YEAR	$13,263,788	$15,730,075	$17,157,935	$529,076

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$1,759,546	$1,689,075	$1,605,936	$49,520
Income tax paid	$612,612	$308,619	$1,604,529	$49,477
Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$(12,957,405)	$(17,730,935)	$(18,172,155)	$(560,350)
Increase (decrease) in payable	(2,891,017)	(444,718)	973,359	30,014
Increase in capital lease obligations	236,873	411,416	8,364	258
	$(15,611,549)	$(17,764,237)	$(17,190,432)	$(530,078)
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$1,119,132	$637,541	$259,924	$8,015
Decrease (increase) in other receivables	-	(224,001)	87,546	2,699
	$1,119,132	$413,540	$347,470	$10,714
Cash received from disposal of discontinued operations
Sales price	$625,559	$-	$-	$-
Increase in receivable	(59,148)	-	-	-
	$566,411	$-	$-	$-
Cash paid for acquisition of subsidiaries (Note 1)
Fair value of assets acquired from Top Master Enterprises Limited (“TME”)	$-	$-	$8,588,859	$264,843
Less: Fair value of liabilities from TME	-	-	(6,633,099)	(204,536)
Net fair value	-	-	1,955,760	60,307
Less: Cash received at acquisition	-	-	(1,180,780)	(36,410)
Net cash outflow	-	-	774,980	23,897

Fair value of assets acquired from ASEN Semiconductors Co., Ltd. (“ASEN”)	-	-	1,655,886	51,060
Less: Fair value of liabilities from ASEN	-	-	(461,144)	(14,220)
	-	-	1,194,742	36,840
Allocated to minority interest	-	-	(489,134)	(15,083)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Net fair value	$-	$-	$705,608	$21,757
Less: Cash received at acquisition	-	-	(633,699)	(19,540)
Net cash outflow	-	-	71,909	2,217
	$-	$-	$846,889	$26,114

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Bonds converted to capital stock	$-	$-	$1,730,726	$53,368
Current portion of long-term bank loans	5,232,529	1,292,040	5,258,946	162,163
Current portion of bonds payable	-	3,798,233	1,375,000	42,399
Current portion of capital lease obligations	205,662	540,736	67,838	2,092

	$5,438,191	$5,631,009	$8,432,510	$260,022

SUPPLEMENTAL DISCLOSURES

The effect of first inclusion for consolidation of a subsidiary, Shanghai Ding Hui Real Estate Development Co., Ltd., was as follows:

December 31, 2005
NT$
Cash	$4,564
Others	76,874
Total assets	81,438
Liabilities	-
Total shareholders’ equity	$81,438

Equity attributable to:
Minority interest in consolidated subsidiaries	$8,145
Shareholders of the parent	73,293

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 10, 2008)	(Conclued)

■Attachment V

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised

Procedure for Acquisition or Disposal of Assets

Original Provisions	Provisions after Revision
Article 7:  Handling procedure for acquisition or disposal of securities
1. Operating Procedure
1) Long or short term securities acquired or disposed of by the Company shall all be handled according to the Company’s internal control system’s investment cycle operations.
2) Authorized limit and level
1. Except for the acquisition or disposal of short-term marketable securities and those related to finance management (such as buying or selling repos, reverse repo securities, and securities funds), which are approved and handled by the administering unit according to the Company’s internal approval authority, other items should be handled after being reported to the Board of Directors and being passed by resolution.

Article 7:  Handling procedure for acquisition or disposal of securities
1. Operating Procedure
1) Long or short term securities acquired or disposed of by the Company shall all be handled according to the Company’s internal control system’s investment cycle operations.
2) Authorized limit and level
1. Except for the acquisition or disposal of short-term marketable securities and those related to finance management (such as buying or selling repos, reverse repo securities, and securities funds), which are approved and handled by the administering unit according to the Company’s internal approval authority; for the acquisition or disposal of long or short-term marketable securities of an amount of NT$300,000,000 or less, the President is authorized to make the decision, and shall report it afterwards to the Board of Directors for follow-up confirmation; the acquisition or disposal of long or short-term marketable securities of an amount that exceeds NT$300,000,000 should be handled after being reported to the Board of Directors and being passed by resolution.

Original Provisions	Provisions after Revision
2. Investments in Mainland China should obtain the consent of the Shareholders’ Meeting or be administered by a director with the authorization of the Shareholders’ Meeting, and shall be implemented after the application is made to the Investment Commission, MOEA.
3. Acquisition or disposal of assets should be handled according to the Company Act or other laws and regulations and must obtain the resolution or ratification of the Shareholders’ Meeting or be reported to the Shareholder’s Meeting.
3) Administering Department
The administrating department of the Company’s acquisition or disposal of long or short-term marketable securities is the Finance Division.

2. Investments in Mainland China should obtain the consent of the Shareholders’ Meeting or be administered by a director with the authorization of the Shareholders’ Meeting, and shall be implemented after the application is made to the Investment Commission, MOEA.
3. Acquisition or disposal of assets should be handled according to the Company Act or other laws and regulations and must obtain the resolution or ratification of the Shareholders’ Meeting or be reported to the Shareholder’s Meeting.
3) Administering Department
The administrating department of the Company’s acquisition or disposal of long or short-term marketable securities is the Finance Division.

■Attachment VI

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Procedure for the Company’s Guidelines for the Election of Directors and Supervisors

Original Provisions	Provisions after Revision
Article 1:
Elections of the Company’s Directors and Supervisors, except where otherwise stipulated in the Company Act and the Company’s Articles of Incorporation, shall be handled according to these guidelines.

Article 1:
Elections of the Company’s Directors and Supervisors, except where otherwise stipulated in the Company Act, the Securities Exchange Law, and the Company’s Articles of Incorporation, shall be handled according to these guidelines.

Article 2:	Article 2:
At the time of election of the Company’s Directors and Supervisors, every share has the same voting rights as the number of people who should elect Directors and Supervisors, and ballots equal to the number of people who should elect Directors and Supervisors will be prepared by the Board of Directors and distributed to the shareholders.

The ballot in the previous item shall concentrate the election of one person or distribute the election of multiple persons, and those that receive more ballots that represent voting rights will be elected as Directors or Supervisors. The names of the elected shall be substituted on the ballot by the printed serial number of attendance. The ballot shall be produced and issued by the Board of Directors according to the serial number of attendance, with the number of voting shares filled in.

At the time of election of the Company’s Directors and Supervisors, every share has the same voting rights as the number of people who should elect Directors and Supervisors, and ballots equal to the number of people who should elect Directors and Supervisors will be prepared by the Board of Directors and distributed to the shareholders.
The ballot in the previous item shall concentrate the election of one person or distribute the election of multiple persons, and those that receive more ballots that represent voting rights will be elected as Directors or Supervisors, and the election of independent Supervisors and non-independent Supervisors should be held together, with the names of the elected separately calculated. The names of the elected shall be substituted on the ballot by the printed serial number of attendance. The ballot shall be produced and issued by the Board of Directors according to the serial number of attendance, with the number of voting shares filled in.

Original Provisions	Provisions after Revision
Article 3:
Those that receive more ballots that represent voting rights shall be elected as the Company’s Directors and Supervisors, according the quota set in the Company’s Articles of Incorporation. If two or more people receive the same number of voting rights and the set quota has been exceeded, the situation will be resolved by drawing lots. Those that are not present will be represented by the chairperson in drawing lots. If one person is simultaneously elected as a Director and a Supervisor, that person should decide for themselves if they should serve as a Director or a Supervisor, and any open slot will be filled by the elected with the most ballots from the original election.

Article 3:
Those that receive more ballots that represent voting rights shall be elected, respectively, as the Company’s independent Directors, non-independent Directors, or Supervisors, according the quota set in the Company’s Articles of Incorporation. If two or more people receive the same number of voting rights and the set quota has been exceeded, the situation will be resolved by drawing lots. Those that are not present will be represented by the chairperson in drawing lots. If one natural person is simultaneously elected as a Director and a Supervisor, that person should decide for themselves if they should serve as a Director or a Supervisor. If a government or corporate shareholder or their designated representative is simultaneously elected as a Director and a Supervisor, the same applies. If after investigation of the personal information of an elected Director or Supervisor they are found to not meet the qualifications of serving as a Director or Supervisor or if their election is made invalid by the relevant laws and regulations, any open slot will be filled by the elected with the most ballots from the original election and announced at the current Shareholder’s Meeting.

■Attachment VII

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Articles of Incorporation

Original Provisions	Provisions after Revision
Article 6:
The total capital of the Company is set for NT$80 billion in 8 billion shares and the par value of each share is NT$10, of which the reserved employee stock option warrant amounts to NT$5 billion. The Board of Directors is authorized to issue the un-issued shares in different phase.

Article 6:
The total capital of the Company is set for NT$80 billion in 8 billion shares and the par value of each share is NT$10, of which the reserved employee stock option warrant amounts to NT$8 billion. The Board of Directors is authorized to issue the un-issued shares in different phase.

Article 16:
The Company shall have five to seven Directors and five Supervisors to be elected by the shareholders’ meeting from candidates with legal capacity.  Each director and supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.

Article 16:
The Company shall have seven to nine Directors, of which there shall be two independent Directors and five to seven non-independent Directors, and also five to seven Supervisors to be elected by the shareholders’ meeting from candidates with legal capacity.  Each director and supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.
At the time of election of Directors and Supervisors, it should be handled according to Article 198 of the Company Act and the relevant laws and regulations.
When handling the aforementioned election of Directors, the election of independent Directors and non-independent Directors should be held together, with the names of the elected separately calculated, and those that receive more ballots that represent voting rights will be elected as independent Directors or non-independent Directors.

Article 16 (1):
The election of the Company’s independent Directors uses the candidate nomination system. Shareholders and already holding 1% or more of the Company’s stock and the Board of Directors shall nominate a list of candidates for independent Director. After the Board of Directors examines the qualifications of the candidate(s) for serving as an independent Director, the names are sent to the Shareholder’s meeting for election. If the Shareholder’s Meeting is convened by another person with the authority to convene the meeting, after  the person with the authority to convene the meeting examines the qualifications of the candidate(s) for serving as an independent Director, the names

Original Provisions	Provisions after Revision

are sent to the Shareholder’s meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for independent Director will be handled according to the Company Act, the Securities Exchange Law, and other relevant laws and regulations.

Article 16 (2):
The remuneration of the Company’s independent Directors is set at NT$2 million per person annually. For those that do not serve a full year, it will be calculated in proportion to the number of days of the term that were actually served.

Article 23:
The Company’s net profits each year after the actual budget shall be distributed in the following order:
(1)   Replenishment of losses.
(2)   Allocation of 10% as the legal surplus reserve.
(3)   Allocation of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.
(4)   For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.
Any remaining profits, if any, shall be distributed as follows:
(5)   Allocation of 2%, inclusive, or less from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the remuneration for directors and supervisors.
(6)   Allocation of 5% to 7% from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the bonuses for employees.  The 5% portion is distributed to all employees in accordance with the Rules of Bonus to Employees Distribution, and the board of directors is delegated with the authority to set separate rules for distribution of the portion in excess of 5% to specific employees for their specific contributions to the Company.
(7)   The board of directors shall be delegated to

Article 23:
The Company’s net profits each year after the actual budget shall be distributed in the following order:
(1)   Replenishment of losses.
(2)   Allocation of 10% as the legal surplus reserve.
(3)   Allocation of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.
(4)   For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.
Any remaining profits, if any, shall be distributed as follows:
(5)   Allocation of 2%, inclusive, or less from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the remuneration for directors and supervisors.
(6)   Allocation of 7% to 10% from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the bonuses for employees.  The 7% portion is distributed to all employees in accordance with the Rules of Bonus to Employees Distribution, and the board of directors is delegated with the authority to set separate rules for distribution of the portion in excess of 7% to specific employees for their specific contributions to the Company.
(7)   The board of directors shall be delegated to

Original Provisions	Provisions after Revision
draw up a plan to distribute the remaining profits to shareholders pro rata according to the percentage of shares held by each S\shareholder.
Employees referred to in Subparagraph 6 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

draw up a plan to distribute the remaining profits to shareholders pro rata according to the percentage of shares held by each S\shareholder.
Employees referred to in Subparagraph 6 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

Article 27:
These Articles of Incorporation are set on March 11, 1984 in the sponsor’s meeting with the consent of all sponsors present, which was subsequently revised on May 3, 1984 for the first time.
．
31st Revision: June 15, 2004
32nd Revision: June 30, 2005
33rd Revision: June 21, 2006
34th Revision: June 28, 2007

Article 27:
These Articles of Incorporation are set on March 11, 1984 in the sponsor’s meeting with the consent of all sponsors present, which was subsequently revised on May 3, 1984 for the first time.
．
31st Revision: June 15, 2004
32nd Revision: June 30, 2005
33rd Revision: June 21, 2006
34th Revision: June 28, 2007
35th Revision: June 19, 2008

■Appendix 1

Advanced Semiconductor Engineering, Inc.
Rules of Procedure for the Shareholders’ Meeting

1.	The Shareholders’ Meeting of the Company shall be conducted in accordance with the Rules specified herein.
2.
Attending shareholders (or their proxies) shall wear attendance badges, and shall submit sign-in cards in lieu of signing in. The number of voting right shall be calculated according to the sign-in cards submitted.

3.
Unless as stipulated in Article 179 of The Company Act whereas there are shares that have no voting right for shareholders of the Company, there is one vote for each share.  When a shareholder is unable to attend the shareholders’ meeting for whatever the reason, the shareholder may present a proxy statement printed by the Company that states the scope of authorization to entrust a proxy to attend the shareholders’ meeting. With the exception of trust enterprises or stock affair agencies approved by competent securities authorities concerned, the votes that may be cast by one proxy representing two or more shareholders shall not exceed three percent of the votes of total shares issued; any votes in excess of that limit shall not be counted.

4.
The venue for the shareholders’ meeting shall be where the Company is located or a place convenient for shareholders to attend and suitable for convening the shareholders’ meeting. The beginning time for the meeting may not be earlier than 9 a.m. or later than 3 p.m.

5.
Unless otherwise provided by The Company Act, the shareholders’ meeting shall be convened by the board of directors and presided by the chairperson. If the chairperson is on leave or unable to exercise the official function for whatever the reason, Article 208 Paragraph 3 of The Company Act shall govern. If the shareholders’ meeting is convened by someone entitled to convene such a meeting who is not a member of the board of directors, the meeting shall be presided by the convening person. Where there are two or more persons entitled to convene the shareholders’ meeting, they shall nominate among them one person to preside the meeting.

6.
The Company may appoint the retained lawyers, certified public accountants or relevant personnel to attend the shareholders’ meeting.  The staff handling administrative affairs of the shareholders’ meeting shall wear identification badges or arm-bands.

7.	The Company shall record the whole course of the shareholders’ meeting on audio tape or video tape, and shall keep the tapes on file for at least one year.

8.
When the time comes for the shareholders’ meeting to begin, the chairperson shall immediately call the meeting in session.  However, if the shareholders present represent less than half of the total issued shares, the chairperson may postpone the commencement of the meeting. The meeting may be postponed up to twice, and the total duration of postponement may not exceed one hour.  If after two postponements the number of shareholders present is still insufficient while the shareholders present do represent at least one third of the total issued shares, provisional resolutions may be adopted in accordance with Article 175 Paragraph 1 of the Company Act. If prior to the end of the meeting the shareholders present have represented at least half of the total issued shares, the chairperson may resubmit the provisional resolutions adopted by the meeting for a vote in accordance with Article 174 of The Company Act.

9.
Where the shareholders’ meeting is convened by the board of directors, the meeting agenda shall be set by the board of directors. The meeting shall proceed in accordance with the agenda, which may not be altered unless by the resolution of the shareholders’ meeting.

If the shareholders’ meeting is convened by someone entitled to convene such a meeting who is not a member of the board of directors, the rules of the preceding paragraph shall apply mutatis mutandis.

Unless by the resolution of the shareholders’ meeting, the chairperson may not declare the meeting ended until all items on the agenda (including extemporaneous motions) arranged in the preceding two paragraphs have been completed.

After the meeting is declared ended, shareholders may not elect a chairperson to resume the meeting at the original location or other premises, unless such declaration by the chairperson has violated the rules of procedure, whereas one person may be elected the chairperson with the consent of one half of the votes represented by shareholders present to resume the Meeting.

10.	When the shareholders’ meeting is in session, the chairperson may in his/her discretion allocate and announce time for breaks.
11.
Before a shareholder present at the meeting speaks, he/she shall first fill out a statement slip stating therein the main points of the statement, the shareholder's account number (or the attendance identification number) and account name, so that the chairperson may determine the order of speaking. The shareholder present at the meeting that merely submits a statement slip without speaking is considered not having spoken. If the contents of the statement do not conform to the contents of the statement slip, the contents of the statement shall govern.  Unless given consent by the chairperson and the speaking shareholder, the other shareholders may not speak to interrupt when a shareholder is speaking; otherwise the chairperson shall stop the interruption.

12.
Unless permitted by the chairperson, no shareholder may speak for more than twice regarding the same proposal, and shall not last for more than five minutes each time.

If a shareholder violates rules under the preceding paragraph or goes beyond the scope of topics for discussion in speaking, the chairperson may stop him/her from speaking.

13.
When an institutional person attends the shareholders’ meeting as a proxy, the institutional person may assign only one representative to attend the meeting. When an institutional shareholder assigns two or more representatives to attend the shareholders’ meeting, only one of them may speak for any single proposal.

14.	After a shareholder present at the meeting speaks, the chairperson may reply in person or assign concerned personnel to reply.
15.
With respect to discussions of a proposal, if the chairperson feels that a consensus has been reached where a vote can be taken on the proposal, he/she may announce that the discussions shall cease and the proposal be submitted for a vote.

16.
The chairperson shall appoint monitors and ballot counters for voting on proposals. For qualifications, monitors must be shareholders. The results of each vote shall be announced on the spot and made into the minutes.

17.
Unless otherwise provided by The Company Act or the Company’s Articles of Incorporation, a proposal shall be approved by the consent of more than half of the votes of shares represented by shareholders present.  In voting, a proposal is considered approved if the chairperson receives no dissenting opinions after requesting, which has the same effect as does voting by ballot.

18.
Where there is an amendment or an alternative for a proposal, the chairperson shall determine the order in which they are to be voted on with the original proposal.  If any of the proposals has been approved, the other shall be treated as rejected and not be voted on separately.

19.
The chairperson may instruct the inspectors (or security personnel) to assist in maintaining order in the meeting venue. While assisting in maintaining order at the venue, the inspectors (or security personnel) shall wear arm-bands reading “Inspector.”

20.	All matters not provided by these Rules herein shall be handled in accordance with The Company Act, relevant laws and regulations, as well as the Company’s Articles of Incorporation.
21.	These Rules shall come into force given the approval of the shareholders’ meeting, and so shall be the amendment.

■Appendix II

Advanced Semiconductor Engineering, Inc.
Articles of Incorporation
(before revision)

Chapter I General Rules
Article 1	：	The Company is organized in accordance with the rules of The Company Act that governs companies limited by shares, and is named Advanced Semiconductor Engineering, Inc. in English.
Article 2	：
The businesses operated by the Company:
1.     Manufacture, assembly, reprocessing, testing and export of integrated circuits of various types.
2.     Research and development, design, manufacture, assembly, reprocessing, testing and export of various computer, electronic, communications and information products, as well as their peripherals and parts.
3.     General export/import trades, excluding businesses requiring special permission.
4.     CC01080 Electronic components manufacturing industry
5.     CC01990 Other electrical, electronic and mechanical equipment manufacturing industry (IC lead frame, BGA substrate and FC substrate)
6.     F119010 Electronic material wholesale business
7.     F219010 Electronic material retail business
8.     I199990 Other consultant service (technological and consultant service of IC lead frame, BGA substrate and FC substrate)
9.     I601010 Leasing business
10.   Engagement in businesses that are not banned or restricted by law with the exception of businesses requiring permit.

Article 3	：
Where the Company invests in another company as a limited liability shareholder, it is not subject to the restriction imposed by The Company Act providing that such investment shall not exceed a specified percentage of the total paid-in capital.

Article 4	：	The Company may provide external guarantees.
Article 5	：
The Company’s principal offices are located in the Nantz Processing Export Zone, Kaohsiung City, R.O.C. If necessary, branches, representative offices or operating offices may be established at other domestic/foreign locations given the resolution of the Board of Directors.

Chapter II Shares
Article 6	：
The total capital of the Company is NT$80,000,000,000 divided into 8,000,000,000 shares of NT$10 par value, within which NT$5,000,000,000 is reserved for issuance of employee stock option receipts. The board of directors is authorized to issue the unissued shares in batches according to business needs.

Article 7	：	Share certificates of the Company are all registered in form, which shall be signed or affixed with seal by more than three directors as well as duly attested before they can be issued.
Article 8	：
Title transfer of stocks shall all be suspended from within sixty days before the shareholders’ general meeting is held, within thirty days before the shareholders’ provisional meeting is held, or within five days before the basis date for distribution of stock dividends and bonuses or other benefits determined by the Company.

Article 9	：	The Company’s processing rules of stock affairs shall fully comply with pertinent laws and regulations promulgated by the authorities concerned
Chapter III Shareholders’ Meeting
Article 10	：
The Company’ shareholders’ meeting are divided into shareholders’ general meeting and shareholders’ provisional meeting. The general meeting is held once per year by the board of directors within six months after the end of each fiscal year according to law.  The provisional meeting is convened when necessary according to law.

Article 11	：
To convene the shareholders’ general meeting and the shareholders’ provisional meeting, the Company shall inform each and every shareholder of the date, venue and purpose of convening the meeting thirty days and fifteen days respectively in advance before the meeting is held.

Article 12	：
Unless otherwise provided by The Company Act, a resolution of the shareholders’ meeting shall be adopted by the consent of more than one half of the votes represented by the shareholders present in a meeting attended by shareholders representing more than one half of the total issued shares.

Article 13	：	Unless specified in Article 179 of The Company Act whereas no voting right is entitled, a shareholder of the Company shall be entitled to one vote for each share held.
Article 14	：
If a shareholder is unable to attend the shareholders’ meeting for whatever the reason, he/she may present a proxy statement printed by the Company, stating therein the scope of authorization to entrust a proxy to appear on his/her behalf. The above proxy statement shall be delivered to the Company five days in advance before the shareholders’ meeting is held.

Article 15	：
Unless otherwise provided by The Company Act, the shareholders’ meeting shall be convened by the board of directors and presided by the chairperson of the board.  If the chairperson is on leave or unable to perform his/her duties for whatever the reason, Article 208 Paragraph 3 of The Company Act shall govern.  If the shareholders’ meeting is convened by some person entitled to convene the meeting who is not a member of the board of directors, this person shall serve as the chairperson. Where there are two or more persons entitled to convene the meeting, one shall be nominated among them to serve as the chairperson.

Chapter IV Directors and Supervisors
Article 16	：
The Company shall have five to seven Directors and five Supervisors to be elected by the shareholders’ meeting from candidates with legal capacity.  Each director and supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.

Article 17	：	The board of directors shall be organized by the directors whose functions are as follows: (1) Preparing the business plan.

(2)   Making proposals regarding profit distribution or loss replenishment.
(3)   Making proposals regarding capital increase/decrease.
(4)   Reviewing and approving important rules and contracts.
(5)   Appointing and dismissing the president of the Company.
(6)   Establishing and dissolving branch organizations of the Company.
(7)   Reviewing and approving budgets and actual budget.
(8)   Other functions vested by The Company Act or by the resolution of the shareholders’ meeting.

Article 18	：
The board of directors shall be organized by the directors, among whom one director shall be elected as the chairperson by consent of more than one half of the directors present in a meeting attended by more than two-thirds of all directors, where one vice chairperson may also be elected among the directors. The chairperson represents the Company in public. When the chairperson is on leave or unable to exercise his/her official functions for whatever the reason, the acting chairperson shall be designated in accordance with Article 208 of The Company Act.

Article 19	：	Unless otherwise provided by The Company Act, the board meeting shall be convened by the chairperson according to law. The meeting may be held at any location at home, or by video conference
Article 20	：
A director may present a written proxy statement to entrust another director as the proxy to attend the board meeting and exercise the voting right on his/her behalf, but each director may act as a proxy for only one other director.

Chapter V Manager
Article 21	：	The Company shall have one president, whose appointment, dismissal and remuneration shall be handled in accordance with Article 29 of The Company Act.
Chapter VI Accounting
Article 22	：
The Company’s fiscal year shall run from January 1 to December 31 each year. At the end of each fiscal year, the board of directors shall prepare the various statements and reports as required by The Company Act and submit them to the shareholders’ general meeting for ratification according to law.

Article 23	：
The Company’s net profits each year after the actual budget shall be distributed in the following order:
(1)   Replenishment of losses.
(2)   Allocation of 10% as the legal surplus reserve.
(3)   Allocation of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.
(4)   For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.

Any remaining profits, if any, shall be distributed as follows:
(5)   Allocation of 2%, inclusive, or less from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the remuneration for directors and supervisors.
(6)   Allocation of 5% to 7% from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the bonuses for employees.  The 5% portion is distributed to all employees in accordance with the Rules of Bonus to Employees Distribution, and the board of directors is delegated with the authority to set separate rules for distribution of the portion in excess of 5% to specific employees for their specific contributions to the Company.
(7)  The board of directors shall be delegated to draw up a plan to distribute the remaining profits to shareholders pro rata according to the percentage of shares held by each S\shareholder.
Employees referred to in Subparagraph 6 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

Article 24	：
The Company is currently in the business growth stage. To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company’s dividend policy shall use residual dividend policy to distribute dividends, of which the cash dividend distribution rate is 0%–50% of the total dividend amount, with the remainder to be distributed as stock dividends. However, depending on factors such as the economic situation, business development, and cash position holdings, the Company shall adjust the cash dividend and stock dividend distribution rate when necessary with a surplus distribution plan made by the Board of Directors and passed by resolution of the Shareholders’ Meeting.

Chapter VII Supplementary Provisions
Article 25	：	The Articles of Incorporation and By-Laws of the Company shall be separately established.
Article 26	：	Any matters that are not completely provided by the Articles of Incorporation shall be handled in accordance with The Company Act.
Article 27	：
The Articles of Incorporation were established by the organizers’ meeting under the agreement of all organizers on March 11, 1984, and the first amendment was made on May 3, 1984.
The first amendment was made on May 3, 1984.
The second amendment was made on June 11, 1984.
The third amendment was made on June 25, 1984.
The fourth amendment was made on May 28, 1986.
The fifth amendment was made on July 10, 1986.
The sixth amendment was made on August 15, 1987.
The seventh amendment was made on May 28, 1988.
The eighth amendment was made on July 18, 1988.

The ninth amendment was made on September 1, 1988.
The tenth amendment was made on October 30, 1988.
The eleventh amendment was made on November 24, 1988.
The twelfth amendment was made on December 5, 1988.
The thirteenth amendment was made on February 21, 1989.
The fourteenth amendment was made on December 11, 1989.
The fifteenth amendment was made on March 31, 1990.
The sixteenth amendment was made on March 30, 1991.
The seventeenth amendment was made on April 11, 1992.
The eighteenth amendment was made on April 28, 1993.
The nineteenth amendment was made on March 21, 1994.
The twentieth amendment was made on March 21, 1995.
The twenty-first amendment was made on April 8, 1996.
The twenty-second amendment was made on April 12, 1997.
The twenty-third amendment was made on March 21, 1998.
The twenty-fourth amendment was made on June 9, 1999.
The twenty-fifth amendment was made on July 11, 2000.
The twenty-sixth amendment was made on June 1, 2001.
The twenty-seventh amendment was made on June 21, 2002.
The twenty-eighth amendment was made on June 21, 2002.
The twenty-ninth amendment was made on June 19, 2003.
The thirtieth amendment was made on June 19, 2003.
The thirty-first amendment was made on June 15, 2004
The thirty-second amendment was made on June 30, 2005.
The thirty-third amendment was made on June 21, 2006.
The thirty-fourth amendment was made on June 28, 2007.

■Appendix III

Status of Holdings by Directors and Supervisors

1.
Pursuant to Article 26 of the Securities Trading Act, the minimum number of shares required to be held by all directors of the Company is 274,219,784 shares, and the minimum number of shares required to be held by all supervisors of the Company is 27,421,978 shares.

2.
The share-holding status of individuals and all directors and supervisors of the Company recorded on the Register of Shareholders as of the beginning date when ownership transfer stops for the shareholders’ meeting (April 21, 2008) is as follows:

April 21, 2008

Title	Name	Current Holdings
		Number of shares	Number of shares
Chairman	Jason C. S Chang	55,411,981	1.01%
Vice Chairman	Richard H. P. Chang	71,314,948	1.30%
Directors	A.S.E. Enterprises Limited	922,787,725	16.83%
	Represented by: Tien Wu
	Represented by: Raymond Lo
	Represented by: Joseph Tung
	Represented by: Jeffery Chen
Director	Alan Cheng	439,772	0.01%
Supervisor	Feng Mei-jean	84,677,683	1.54%
Supervisors	ASE Test Inc.	958,495	0.02%
	Represented by: John Ho
	Represented by: Sam Liu
	Represented by: TS Chen
	Represented by: Tseng Yuan-Yi

Note 1:
Until the date when ownership transfer stops for the shareholders’ meeting, the number of shares held by all directors of the Company is 1,049,954,426 shares in total, which complies with Article 26 of the Securities Trading Act.

Note 2:
Until the date when ownership transfer stops for the shareholders’ meeting, the number of shares held by all supervisors of the Company is 85,636,178 shares in total, which complies with Article 26 of the Securities Trading Act.

■Appendix IV

Status of Distribution of Bonus to employees and Remuneration for Directors and Supervisors under the Profit Distribution Proposal

Approved by the Board of Directors

1.	Proposing to distribute employee cash bonus of NT$383,205,000 stock dividend of NT$383,205,000 (per par value) and remuneration for directors and supervisors of NT$216,000,000.
2.	Proposing to distribute shares for employee stock bonus of 38,320,500 shares that accounts for 43.75% of the total surplus-turned capital increase.
3.	The estimated earnings per share under the proposed distribution of the bonus to employees and remuneration for directors and supervisors under consideration is NT$2.06 per share.

■Appendix V
  Impact upon Business Performance and EPS Resultant from Non-remunerative Share Allotment this time

Operating Performance and Earnings Per Share

Year Item			Year 2008 (Estimate)
Beginning paid-in capital (unit: NT$’000)			54,475,589
Status of distribution of shares and dividends for the year in question (Note 1, Note 2)	Cash dividend per share (NT$)		1.71
	Number of shares distributed for each share in earned surplus-turned capital increase (shares)		0.009
	Number of shares distributed for each share in capital reserve-turned capital increase (shares)		0.02
Status of change of operating performance	Operating profits		N/A (Note 3)
	Increase (decrease) ratio of operating profits compared to the same period last year
	After-tax net earnings
	Increase (decrease) ratio of after-tax net earnings compared to the same period last year
	Earnings per share (retroactive adjustment)
	Increase (decrease) ratio of earnings per share compared to the same period last year
	Average annual rate of return ( counting average annual P/E ratio in reverse)
Projected earnings per share and P/E Ratio	If earned surplus-turned capital increase is completely replaced by distribution of cash dividends	Projected earnings per share
		Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted	Projected earnings per share
		Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted and earned surplus-turned capital increase is distributed in cash dividend instead	Projected earnings per share
		Projected average annual rate of return

Note 1	Subject to the resolution by the 2008 Shareholders’ General Meeting.
Note 2
Shareholders’ bonus distributed this time amounts to NT$9,854,450,540 or NT$1.8 per share, of which NT$9,361,728,020 is distributed in cash or NT$1.71 per share and the remaining NT$492,722,520 is distributed in stock (9 shares of stock dividend as gratuitous surplus-turned capital increase for each 1,000 shares held.) Additionally, the Company plans to implement a capital increase out of capital reserves of NT$1,094,938,940 i.e., 20 shares of stock dividend as capital reserve-turned capital increase for each 1,000 shares held, and the total amount of dividends for this shareholder distribution is NT$2 per share, which includes a cash dividend of NT$1.71 per share and a stock dividend of NT$0.29 per share. With respect to the above-mentioned cash dividend rate and stock dividend rate, the calculation was based on the 5,474,694,749 shares registered in the roster of shareholders as of March 20, 2008. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate and stock distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.
Note 3	According to the “Guidance Concerning Handling of Financial Forecast Information of Public Companies”, the Company is not required to disclose its 2008 financial forecast.

President: Jason C.S. Chang   Manager: Richard H.P. Chang   Accountant Manager: Joseph Tung